 As Filed with the Securities and Exchange Commission on December 5, 2000

                                                Registration No. 333-49544

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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)

      North Carolina                  6060                   56-0939887
      (State or other           (Primary Standard         (I.R.S. Employer
       jurisdiction                Industrial           Identification Number)
    of incorporation or        Classification Code
       organization)                 Number)

                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (336) 733-2000
  (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (336) 733-2180
(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

     The Commission is requested to send copies of all communications to:

         Peter A. Zorn, Esq.                   Aaron M. Kaslow, Esq.
  Womble Carlyle Sandridge & Rice,        Muldoon, Murphy & Faucette LLP
                PLLC                         5101 Wisconsin Ave., N.W.
 200 West Second Street, 17th Floor            Washington, DC 20016
 Winston-Salem, North Carolina 27101

                               ----------------

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                               ----------------


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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

                          FirstSpartan Financial Corp.
                               380 E. Main Street
                       Spartanburg, South Carolina 29302

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                 TO BE HELD ON

                             JANUARY 17, 2001

   FirstSpartan Financial Corp. will hold a special meeting of stockholders on Wednesday, January 17, 2001 at 10:00 a.m. Eastern time, at the Spartanburg County Library, 151 South Church Street, Spartanburg, South Carolina, for the following purposes:

  . To consider and vote on the proposed merger of FirstSpartan into BB&T Corporation. In the merger, each share of FirstSpartan common stock will be automatically converted into one share of BB&T common stock. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus.

  . To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

   Holders of FirstSpartan common stock as of the close of business on November 27, 2000 are entitled to notice of the meeting and to vote at the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting.

   The proxy statement/prospectus follows this notice, and a proxy card is enclosed. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the meeting in person. You may revoke your proxy at any time before it is voted at the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person. However, attendance at the meeting will not of itself revoke a proxy.

                                          By Order of the Board of Directors

                                          /s/ R. Lamar Simpson

                                          R. Lamar Simpson
                                          Corporate Secretary

Spartanburg, South Carolina

December 11, 2000

   Please complete and sign the enclosed proxy and return it promptly in the envelope provided, whether or not you plan to attend the meeting.

                            [LOGO of First Spartan]

                        Special Meeting of Shareholders

                             MERGER PROPOSAL--YOUR
                             VOTE IS VERY IMPORTANT

   The Board of Directors of FirstSpartan Financial Corp. has unanimously approved a merger combining FirstSpartan and BB&T Corporation. In the merger, you will receive one share of BB&T common stock for each share of FirstSpartan common stock that you own.

   You generally will not recognize gain or loss for federal income tax purposes on your receipt of the BB&T common stock.

   The merger will join FirstSpartan's strengths as a community bank covering Spartanburg and Greenville counties in South Carolina with BB&T's position as a leading bank throughout the Carolinas, West Virginia, Virginia, Washington D.C. and parts of Maryland, Georgia and Kentucky.

   At the special meeting, you will consider and vote on the merger agreement. The merger cannot be completed unless holders of at least a majority of the shares of FirstSpartan common stock entitled to vote approve the merger agreement. FirstSpartan's Board of Directors believes the merger is in the best interests of FirstSpartan stockholders and unanimously recommends that the stockholders vote to approve the merger agreement. No vote of BB&T shareholders is required to approve the merger agreement.

   BB&T common stock is listed on the New York Stock Exchange under the symbol
"BBT." On December 1, 2000, the closing price of BB&T common stock was $    .
This price will, however, fluctuate between now and the merger.

   The special meeting will be held at 10:00 a.m., Eastern time, on Wednesday, January 17, 2001 at the Spartanburg County Library, located at 151 South Church Street in Spartanburg, South Carolina.

   This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, this proxy statement/prospectus incorporates important business and financial information about BB&T and FirstSpartan from other documents that we have not included in the proxy statement/prospectus. You may obtain copies of these other documents without charge by requesting them in writing or by telephone at any time prior to January 10, 2001 from the appropriate company at the following addresses:

  BB&T Corporation                FirstSpartan Financial Corp.
Shareholder Reporting                  P. O. Box 1806
  Post Office Box 1290                   Spartanburg,
   Winston-Salem,                   South Carolina 29304
North Carolina 27102                    (864) 596-8313
  (336) 733-3021                  Attn: Corporate Secretary


   Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your proxy card and fail to vote in person, the effect will be the same as a vote against the merger agreement. Your vote is very important. You can revoke your proxy at any time before its exercise by filing written revocation with, or by delivering a later-dated proxy to, FirstSpartan's Corporate Secretary before the meeting or by attending the meeting and voting in person. If your shares are registered in street name, you will need additional documentation from the record holder to vote in person at the meeting.

   On behalf of the Board of Directors of FirstSpartan, I urge you to vote "FOR" approval and adoption of the merger agreement.

                                          /s/ Billy L. Painter

                                                                Billy L. Painter
                                           President and Chief Executive Officer

--------------------------------------------------------------------------------
 Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

 The shares of BB&T common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
--------------------------------------------------------------------------------

   This proxy statement/prospectus is dated December 5, 2000 and is expected to be first mailed to stockholders of FirstSpartan on or about December 11, 2000.

                               TABLE OF CONTENTS

A WARNING ABOUT FORWARD-LOOKING INFORMATION................................ iii
SUMMARY....................................................................   1
MEETING OF STOCKHOLDERS....................................................   9
  General..................................................................   9
  Who Can Vote at the Meeting..............................................   9
  Attending the Meeting....................................................   9
  Vote Required............................................................   9
  Voting and Revocation of Proxies.........................................  10
  Solicitation of Proxies..................................................  10
  Participants in First Federal's Employee Stock Ownership Plan and 401(k)
   Plan....................................................................  11
  Recommendation of the FirstSpartan Board.................................  11
THE MERGER.................................................................  12
  General..................................................................  12
  Background of and Reasons for the Merger.................................  12
  Opinion of FirstSpartan's Financial Advisor..............................  16
  Material Federal Income Tax Consequences of the Merger...................  22
  Exchange Ratio...........................................................  23
  Exchange of FirstSpartan Stock Certificates..............................  24
  The Merger Agreement.....................................................  25
  Interests of FirstSpartan's Directors and Officers in the Merger That
   Differ from Yours.......................................................  30
  Regulatory Considerations................................................  36
  Accounting Treatment.....................................................  38
  Stock Option Agreement...................................................  38
  Effect on Employee Benefit Plans and Stock Options.......................  41
  Restrictions on Resales by Affiliates....................................  43
INFORMATION ABOUT BB&T.....................................................  44
  General..................................................................  44
  Operating Subsidiaries...................................................  44
  Acquisitions.............................................................  45
  Capital..................................................................  46
  Deposit Insurance Assessments............................................  46
INFORMATION ABOUT FIRSTSPARTAN.............................................  47
DESCRIPTION OF BB&T CAPITAL STOCK..........................................  47
  General..................................................................  47
  BB&T Common Stock........................................................  48
  BB&T Preferred Stock.....................................................  48
  Shareholder Rights Plan..................................................  48
  Other Anti-Takeover Provisions...........................................  51

COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS AND FIRSTSPARTAN
 STOCKHOLDERS.............................................................  51
  Authorized Capital Stock................................................  52
  Special Meetings of Shareholders........................................  52
  Directors...............................................................  52
  Dividends and Other Distributions.......................................  53
  Shareholder Nominations and Shareholder Proposals.......................  53
  Discharge of Duties; Exculpation and Indemnification....................  54
  Mergers, Share Exchanges and Sales of Assets............................  55
  Anti-takeover Statutes..................................................  55
  Amendments to Articles of Incorporation and Bylaws......................  56
  Consideration of Business Combinations..................................  57
  Shareholders' Rights of Dissent and Appraisal...........................  57
  Liquidation Rights......................................................  57
  Limitations on Voting Rights............................................  58
SHAREHOLDER PROPOSALS.....................................................  58
OTHER BUSINESS............................................................  59
LEGAL MATTERS.............................................................  59
EXPERTS...................................................................  59
WHERE YOU CAN FIND MORE INFORMATION.......................................  59
Appendix A--Agreement and Plan of Reorganization and Plan of Merger
Appendix B--Fairness Opinion of Trident Securities

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

   BB&T and FirstSpartan have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T and FirstSpartan and on information currently available to them or, in the case of information that appears under the heading "The Merger--Background of and Reasons for the Merger" on page 12, information that was available to management of BB&T and FirstSpartan as of the date of the merger agreement, and should be read in connection with the notices about forward-looking statements made by each of BB&T and FirstSpartan in its reports filed under the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or FirstSpartan set forth under "Summary" and "The Merger --Background of and Reasons for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "assumes," "anticipates," "intends," "plans," "estimates" or other similar expressions. See "Where You Can Find More Information" on page 59.

   BB&T and FirstSpartan have made statements in this document and in other documents to which this document refers regarding estimated earnings per share of BB&T and FirstSpartan on a stand-alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and FirstSpartan, the amount of general and administrative expense consolidation, costs relating to converting FirstSpartan's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions prove to be incorrect, and actual results may be materially different from those expressed or implied by the forward-looking statements.

   Any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

  . expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time frame;

  . the loss of deposits, customers or revenues following the merger or other previously announced mergers may be greater than expected;

  . competitive pressures among depository and other financial institutions may increase significantly;

  . costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including FirstSpartan, may be greater than expected;

  . changes in the interest rate environment may reduce margins or the volumes or values of loans made or held;

  . general economic or business conditions, either nationally or in the states or regions in which BB&T and FirstSpartan do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  . legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and FirstSpartan are engaged;

  .  adverse changes may occur in the securities markets; and

  . competitors of BB&T and FirstSpartan may develop products that enable them to compete more successfully than BB&T and FirstSpartan.

Management of each of BB&T and FirstSpartan believes the forward-looking statements about its company are reasonable; however, stockholders of FirstSpartan should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and FirstSpartan's ability to control or predict.

   All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or FirstSpartan or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor FirstSpartan undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 59.

Exchange Ratio to be One Share of BB&T Common Stock for each Share of FirstSpartan Common Stock (Page 23)

   If the merger is completed, you will receive one share of BB&T common stock for each share of FirstSpartan common stock you own, plus cash instead of any BB&T common stock that would otherwise be issued in respect of any fractional share of FirstSpartan common stock that you own.

   On December 1, 2000, the closing price of BB&T common stock was $33.69. Because the market price of BB&T common stock fluctuates, you will not know when you vote what BB&T common stock will be worth when issued in the merger.

No Federal Income Tax on Shares Received in Merger (Page 22)

   Neither company is required to complete the merger unless it receives a legal opinion from BB&T's counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a "reorganization" for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of shares of FirstSpartan common stock into shares of BB&T common stock. You will be taxed, however, if you receive any cash in respect of any fractional share of FirstSpartan common stock that you own. Tax matters are complicated, and the tax consequences of the merger may vary among stockholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

   BB&T currently pays regular quarterly dividends of $0.23 per share of its common stock and, over the past five years, has had a dividend payout ratio in the range of approximately 36.5% to 39.5% of recurring earnings and a compound annualized dividend growth rate of 14.9%. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T's financial condition, earnings and other factors.

FirstSpartan Board Unanimously Recommends Stockholder Approval (Page 11)

   The FirstSpartan Board of Directors believes that the merger is in the best interests of FirstSpartan stockholders and unanimously recommends that you vote "FOR" approval of the merger agreement. The FirstSpartan Board believes that, as a result of the merger, you will be able to achieve greater value than you would if FirstSpartan remained independent.

Exchange Ratio Fair to Stockholders According to FirstSpartan's Financial Advisor (Page 16)

   FirstSpartan's financial advisor, Trident Securities, a division of McDonald Investments Inc., has given an opinion to the FirstSpartan Board that, as of the date of this proxy statement/prospectus, the exchange ratio in the merger was fair from a financial point of view to you as holders of FirstSpartan common stock. The full text of this opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Trident Securities in rendering its fairness opinion. FirstSpartan has agreed to pay Trident Securities a fee of $750,000.

FirstSpartan Stockholders Do Not Have Appraisal Rights (Page 57)

   Under Delaware law, holders of FirstSpartan common stock do not have the right to dissent from the merger and to demand a statutory appraisal of the value of their shares.

Meeting to be held January 17, 2001 (Page 9)

   FirstSpartan will hold the special stockholders' meeting at 10:00 a.m., Eastern time, on Wednesday, January 17, 2001 at the Spartanburg County Library, located at 151 South Church Street, Spartanburg, South Carolina. At the meeting, you will vote on the merger agreement and conduct any other business that properly arises.

The Companies (Page 44)

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000

   BB&T is a multi-bank holding company with more than $56.7 billion in assets. It is the fifth largest bank holding company in the Southeast and, through its banking subsidiaries, operates 823 branch offices in the Carolinas, Virginia, Maryland, Washington, D.C., West Virginia, Georgia and Kentucky. BB&T ranks first in deposit market share in West Virginia, second in North Carolina and third in South Carolina, and maintains a significant market presence in Virginia, Maryland, Georgia and Washington, D.C.

FirstSpartan Financial Corp.
380 East Main Street
Spartanburg, South Carolina 29302
(864) 582-2391

   FirstSpartan Financial Corp., with $599 million in assets, operates 11 banking offices in Spartanburg and Greenville counties in South Carolina through its banking subsidiary, First Federal Bank. It also operates FirstService Corporation, which sells alternative investment products such as mutual funds, deferred annuities and insurance.

The Merger (Page 12)

   In the merger, FirstSpartan will merge into BB&T, and FirstSpartan's banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. If the FirstSpartan stockholders approve the merger agreement at the special meeting, we currently expect to complete the merger in the first quarter of 2001.

   We have included the merger agreement as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in full, as it is the legal document that governs the merger.

Majority Stockholder Vote Required (Page 9)

   Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of FirstSpartan common stock entitled to vote. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. At the record date, the directors and executive officers of FirstSpartan and their affiliates together owned about 7% of the FirstSpartan common stock entitled to vote at the meeting, and we expect them to vote their shares in favor of the merger agreement and the merger.

   Brokers who hold shares of FirstSpartan stock as nominees will not have authority to vote them on the merger unless the beneficial owners of those shares provide voting instructions. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

   The merger does not require the approval of BB&T's shareholders.

Record Date Set at November 27, 2000; One Vote per Share of FirstSpartan Stock (Page 9)

   If you owned shares of FirstSpartan common stock at the close of business on November 27, 2000, the record date, you are entitled to vote on the merger agreement and any other matters that may be properly considered at the meeting.

   On the record date, there were 3,720,270 shares of FirstSpartan common stock outstanding. At the meeting, you will have one vote for each share of FirstSpartan common stock that you owned on the record date.

Interests of Our Directors and Officers in the Merger that Differ From Your Interests (Page 30)

   When considering the recommendation of the FirstSpartan Board, you should be aware that some of FirstSpartan's directors and officers have interests in the merger that differ from, or are in addition to, the interests of other FirstSpartan stockholders. These interests exist because of rights under benefit and compensation plans maintained by FirstSpartan and, in the case of certain executive officers of FirstSpartan, under employment agreements with Branch Banking and Trust Company of South Carolina, BB&T's South Carolina bank subsidiary ("BB&T-SC"), which will become effective upon completion of the merger.

   Stock Based Benefit Plans. As a result of the merger, restricted stock awarded under FirstSpartan's 1997 Management Recognition and Development Plan will vest. Directors (including directors emeritus) and executive officers of FirstSpartan currently hold 74,431 shares of unvested restricted stock. In addition, as a result of the merger, unvested stock options awarded under FirstSpartan's 1997 Stock Option Plan will vest. Directors and executive officers of FirstSpartan currently hold unvested options to acquire 98,945 shares of FirstSpartan common stock.

   Directors Emeritus Plan. Under First Federal Bank's Directors Emeritus Plan, a retirement plan for directors, the directors of First Federal will each receive a payment of $54,000 as a result of a change in control of First Federal.

   Employment Agreements. FirstSpartan's President and Chief Executive Officer, Billy L. Painter, Chief Financial Officer, R. Lamar Simpson, and two other members of FirstSpartan management, Hugh H. Brantley and J. Stephen Sinclair, have agreed to employment agreements with BB&T-SC effective upon completion of the merger. Mr. Painter's agreement is for five years and provides for an annual base salary at least equal to his salary in effect at September 1, 2000. The employment agreements for Messrs. Simpson, Brantley and Sinclair are for three years and provide for an annual base salary at least equal to their respective salaries in effect at September 1, 2000.

   All of these employment agreements may provide severance payments and other benefits if employment is terminated following the merger, including if there is a change in control of BB&T. The material terms and financial provisions of these employment agreements are described under the heading "Interests of FirstSpartan's Directors and Officers in the Merger that Differ From Yours" on page 30.

   BB&T-SC Board; Advisory Boards. Billy L. Painter will be elected to the board of directors of BB&T-SC. The members of the FirstSpartan Board and FirstSpartan's directors emeritus who execute a noncompetition agreement with BB&T will be offered a position on BB&T's local advisory board for the Spartanburg, South Carolina area. The FirstSpartan advisory directors in Greer, South Carolina who execute a noncompetition agreement with BB&T will be offered a position on BB&T's local advisory board for the Greer, South Carolina area. For at least two years after the merger, the advisory board members will receive fees equal in amount to the retainer and schedule of attendance fees for directors of First Spartan in effect on August 1, 2000.

   The material terms and financial provisions of these arrangements are described under the heading "Interests of FirstSpartan's Directors and Officers in the Merger That Differ From Yours" on page 30. The FirstSpartan Board was aware of these and other interests and considered them when it approved and adopted the merger agreement.

Regulatory Approvals We Must Obtain for the Merger to Occur (Page 36)

   We cannot complete the merger unless the Board of Governors of the Federal Reserve System approves it. We have filed an application with the Federal Reserve Board seeking its approval. In addition, the merger is subject to the approval of, or notice to, certain state regulatory authorities, and we have made the necessary filings with those authorities.

   Although we do not know of any reason why we would not obtain these regulatory approvals in a timely manner, we cannot be certain when we will obtain them or that we will obtain them at all.

Other Conditions that Must be Satisfied for the Merger to Occur (Page 25)

   A number of other conditions must be met for us to complete the merger, including:

  .  approval of the merger agreement by the FirstSpartan stockholders;

  . receipt of the opinion of BB&T's counsel concerning the tax consequences of the merger;

  . the continuing accuracy of the parties' representations in the merger agreement; and

  . the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of BB&T common stock to be issued in the merger.

Termination and Amendment of the Merger Agreement (Page 29)

   We can jointly agree at any time to terminate the merger agreement without completing the merger. Either company can also unilaterally terminate the merger agreement if:

  .  the merger is not completed by April 30, 2001;

  .  any condition that must be satisfied to complete the merger is not met;
     or

  . the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement and such violation is not cured in a timely fashion.

   Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

   In addition, BB&T can terminate the merger agreement if the FirstSpartan Board shall have withdrawn, conditioned or refused to make its recommendation that the FirstSpartan stockholders vote to approve the merger agreement.

   We can agree to amend the merger agreement in any way, except that after the stockholders' meeting we cannot decrease the consideration that you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval or the satisfaction of any condition imposed by law. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion from BB&T's counsel is not available and the FirstSpartan Board determines to proceed with the merger, FirstSpartan will inform you and ask you to vote again on the merger agreement.

Stock Option Agreement (Page 38)

   As a condition to its offer to acquire FirstSpartan, and to discourage other companies from attempting to acquire FirstSpartan, BB&T required FirstSpartan to grant BB&T a stock option that allows BB&T to buy up to 740,300 shares of FirstSpartan's common stock. The exercise price of the option is $21.25 per share. Generally, BB&T can exercise the option only if another party attempts to acquire control of FirstSpartan. As of the date of this document, we do not believe that has occurred.

BB&T to Use Purchase Accounting Treatment (Page 38)

   BB&T expects to account for the merger using the purchase method of accounting. Under the purchase method, BB&T will record, at fair value, the acquired assets and assumed liabilities of FirstSpartan. To the extent the total purchase price exceeds the fair value of assets acquired and liabilities assumed, BB&T will record goodwill. Any goodwill will be amortized over the period of the expected benefit. BB&T will include in its consolidated results of operations the results of FirstSpartan's operations after the merger is completed.

Share Price Information (Page 6)

   FirstSpartan common stock is traded on The Nasdaq National Market under the symbol "FSPT" and BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT." On

September 5, 2000, the last full trading day before public announcement of the proposed merger, FirstSpartan common stock closed at $20.375, and BB&T common stock closed at $26.875. On December 1, 2000, FirstSpartan common stock closed at $33.13, and BB&T common stock closed at $33.69.

Listing of BB&T Common Stock

   BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

   BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT," and FirstSpartan common stock is included in the Nasdaq National Market under the symbol "FSPT." The table below shows the high and low closing prices of BB&T common stock and the high and low bid prices of FirstSpartan common stock and cash dividends paid per share by BB&T and FirstSpartan for BB&T's last two fiscal years plus the interim period. For BB&T, amounts reflect a 2-for-1 stock split on August 3, 1998. For FirstSpartan, amounts are restated to give retroactive recognition to the $12.00 per share capital distribution paid on June 25, 1999. The merger agreement restricts FirstSpartan's ability to increase dividends. See page 27.

                                           BB&T               FirstSpartan
                                  ---------------------- ----------------------
                                                  Cash                   Cash
                                   High   Low   Dividend  High   Low   Dividend
                                  ------ ------ -------- ------ ------ --------
Quarter Ended
  March 31, 2000................. $29.19 $22.00  $0.20   $18.50 $14.50  $0.25
  June 30, 2000..................  31.75  23.88   0.20    18.13  15.06   0.25
  September 30, 2000.............  30.44  24.06   0.23    30.06  17.13   0.25
  December 31, 2000 (through
   December 1)...................  33.69  27.38   0.23    32.75  20.00   0.25
    For year 2000................  33.69  22.00   0.86    32.75  14.50   1.00
Quarter Ended
  March 31, 1999.................  40.44  34.94  0.175    18.75  17.00   0.20
  June 30, 1999..................  40.25  33.81  0.175    23.56  16.00   0.20
  September 30, 1999.............  36.63  30.50   0.20    23.63  19.38   0.20
  December 31, 1999..............  36.94  27.31   0.20    19.50  17.25   0.25
    For year 1999................  40.44  27.31   0.75    23.63  16.00   0.85
Quarter Ended
  March 31, 1998.................  33.84  29.03  0.155    32.63  25.75   0.15
  June 30, 1998..................  34.06  32.03  0.155    35.00  28.75   0.15
  September 30, 1998.............  36.03  28.00  0.175    30.13  16.13   0.15
  December 31, 1998..............  40.63  27.31  0.175    24.00  10.38   0.20
    For year 1998................  40.63  27.31   0.66    35.00  10.38   0.65

   The table below shows the closing price of BB&T common stock and FirstSpartan common stock on September 5, 2000, the last full trading day before public announcement of the proposed merger.

     BB&T historical .................................................. $26.875
     FirstSpartan historical........................................... $20.375
     FirstSpartan pro forma equivalent*................................ $26.875

--------
* calculated by multiplying BB&T's per share closing price by the exchange ratio of 1.00

Selected Consolidated Financial Data

   We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from BB&T's audited financial statements for 1995 through 1999 and unaudited financial statements for the nine months ended September 30, 2000 and FirstSpartan's audited financial statements for 1996 through 2000 and unaudited financial statements for the three months ended September 30, 2000. The information provided for BB&T has been restated to include the accounts of Premier Bancshares, Inc., Hardwick Holding Co., First Banking Company of Southeast Georgia and One Valley Bancorp, each of which BB&T acquired during 2000 in a transaction accounted for as a pooling of interests. This information is only a summary, and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 59. You should not rely on the nine-month information for BB&T or the three-month information for FirstSpartan as being indicative of results expected for the entire year or for any future interim period.

                     BB&T--Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                           As of/For the Nine
                                 Months
                           Ended September 30,             As of/For the Years Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            2000        1999        1999        1998        1997        1996        1995
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net interest income..... $ 1,520,287 $ 1,430,363 $ 1,932,948 $ 1,759,705 $ 1,623,329 $ 1,486,448 $ 1,356,141
Net income..............     400,986     538,783     705,574     651,744     501,726     467,309     354,714
Basic earnings per
 share..................        1.00        1.36        1.78        1.67        1.29        1.20        0.90
Diluted earnings per
 share..................        0.99        1.34        1.75        1.64        1.27        1.18        0.89
Cash dividends paid per
 share..................        0.63        0.55        0.75        0.66        0.58        0.50        0.43
Book value per share....       10.90       10.23       10.19       10.17        9.12        8.62        8.34
Total assets............  56,671,181  52,383,230  53,000,836  48,190,494  43,606,211  38,612,527  35,810,281
Long-term debt..........   8,343,252   6,818,472   6,073,428   5,499,873   4,183,462   2,611,973   1,701,433

                 FirstSpartan--Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                           As of/For the
                            Nine Months
                               Ended
                           September 30,        As of/For the Years Ended June 30,
                         ----------------- --------------------------------------------
                           2000     1999     2000     1999     1998     1997     1996
                         -------- -------- -------- -------- -------- -------- --------
Net interest income..... $  4,840 $  4,768 $ 19,683 $ 20,259 $ 20,261 $ 13,651 $ 11,776
Net income..............    1,487    1,370    5,942    4,975    7,540    2,722    3,537
Basic earnings per
 share..................     0.45     0.41     1.77     1.36     1.85      --       --
Diluted earnings per
 share..................     0.45     0.41     1.77     1.36     1.85      --       --
Cash dividends paid per
 share..................     0.25     0.20     0.95     0.75     0.45      --       --
Book value per share....    19.00    17.75    18.65    17.43    29.57      --       --
Total assets............  598,802  541,139  585,657  545,725  517,433  665,446  356,966
Long-term debt..........   55,000   59,000   55,000   34,000   17,000      --       --

Comparative Per Share Data

   We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 59. In order to conform to the per share data relating to BB&T common stock, the nine-month per share data relating to FirstSpartan common stock has been prepared by utilizing financial information as of the calendar date and period indicated rather than the fiscal data and period utilized by FirstSpartan for financial reporting purposes. The year end per share data is as of the twelve months ended December 31, 1999, which is BB&T's fiscal year end.

   The pro forma combined information gives effect to the merger accounted for as a purchase, assuming that one share of BB&T common stock is issued for each outstanding share of FirstSpartan common stock. Pro forma equivalent of FirstSpartan common share amounts are calculated by multiplying the pro forma combined amounts by one. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the nine-month information as being indicative of results expected for the entire year or for any future interim period.

                                             As of/For the      As of/For the
                                           Nine Months Ended      Year Ended
                                           September 30, 2000 December 31, 1999
                                           ------------------ -----------------
Earnings per common share
  Basic
    BB&T historical.......................        1.00               1.78
    FirstSpartan historical...............        1.35               1.34
    Pro forma combined....................        1.01               1.78
    Pro forma equivalent of one
     FirstSpartan common share............        1.01               1.78
  Diluted
    BB&T historical.......................        0.99               1.75
    FirstSpartan historical...............        1.35               1.34
    Pro forma combined....................        0.99               1.75
    Pro forma equivalent of one
     FirstSpartan common share............        0.99               1.75
Cash dividends declared per common share
  BB&T historical.........................        0.63               0.75
  FirstSpartan historical.................        0.75               0.85
  Pro forma combined......................        0.63               0.75
  Pro forma equivalent of one FirstSpartan
   common share...........................        0.63               0.75
Stockholders' equity per common share
  BB&T historical.........................       10.90              10.19
  FirstSpartan historical.................       19.00              18.05
  Pro forma combined......................       10.98              10.27
  Pro forma equivalent of one FirstSpartan
   common share...........................       10.98              10.27

                            MEETING OF STOCKHOLDERS

General

   We are providing this proxy statement/prospectus to FirstSpartan stockholders of record as of November 27, 2000, along with a form of proxy that the FirstSpartan Board is soliciting for use at a special meeting of stockholders of FirstSpartan to be held on Wednesday, January 17, 2001 at 10:00 a.m., Eastern time, at the Spartanburg County Library located at 151 South Church Street in Spartanburg, South Carolina. At the meeting, the stockholders of FirstSpartan will vote upon a proposal to approve the agreement and plan of reorganization, dated as of September 5, 2000, and the related plan of merger pursuant to which FirstSpartan would merge into BB&T. In this proxy statement/prospectus, we refer to the reorganization agreement and related plan of merger as the merger agreement. Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The FirstSpartan Board knows of no such other matters except those incidental to the conduct of the meeting. A copy of the merger agreement is attached as Appendix A.

Who Can Vote at the Meeting

   You are entitled to vote your FirstSpartan common stock if the records of FirstSpartan show that you held your shares as of the record date, which is November 27, 2000. On the record date, there were 3,720,270 shares of FirstSpartan common stock outstanding, held by approximately 1,103 holders of record. Each such share of FirstSpartan common stock is entitled to one vote on each matter submitted at the meeting. As provided in FirstSpartan's certificate of incorporation, record holders of FirstSpartan common stock who beneficially own, either directly or indirectly, in excess of 10% of FirstSpartan's outstanding shares are not entitled to any role in respect of the shares held in excess of the 10% limit.

Attending the Meeting

   If you are a beneficial owner of FirstSpartan common stock held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of FirstSpartan common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

   Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of FirstSpartan common stock entitled to vote. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

   The proposal to adopt the merger agreement is a "non-discretionary" item, meaning that brokerage firms can not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker non-vote shares") will not be counted as votes cast on it. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal.

   Action on other matters, if any, that are properly presented at the meeting for consideration of the stockholders will be approved if a quorum is present and the votes in favor of the matter constitute a majority of the shares represented at the meeting and entitled to vote. A quorum will be present if a majority of the outstanding shares of FirstSpartan common stock entitled to vote is represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present. The FirstSpartan Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

   Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of FirstSpartan common stock entitled to vote, abstentions and broker non-vote shares will have the same effect as votes against the merger. Accordingly, the FirstSpartan Board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope.

   You should not send in your stock certificates with your proxy cards. See "The Merger--Exchange of FirstSpartan Stock Certificates" on page 24.

   As of the record date, the directors and executive officers of FirstSpartan and their affiliates beneficially owned a total of 272,833 shares, or 7%, of the issued and outstanding shares of FirstSpartan common stock (not including shares that may be acquired pursuant to the exercise of stock options). The directors and executive officers of BB&T, their affiliates, BB&T and its subsidiaries owned no shares of FirstSpartan common stock, excluding shares that might be deemed to be owned in connection with the stock option agreement described under the heading "Stock Option Agreement" on page 38.

Voting and Revocation of Proxies

   The shares of FirstSpartan stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) will be voted as directed by the respective stockholders unless the proxies are revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement. Proxies marked "FOR" approval of the merger agreement and executed but unmarked proxies will be voted in the discretion of the proxy holders named therein as to any proposed adjournment of the meeting. Proxies that are voted "AGAINST" approval of the merger agreement will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger. If any other matters are properly presented at the meeting and voted upon, the proxies solicited hereby will be voted on those matters at the discretion of the proxy holders named therein.

   You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either: notify the Corporate Secretary of FirstSpartan in writing at FirstSpartan's principal executive offices, submit a later-dated proxy to the Secretary of FirstSpartan, or attend the meeting and vote your shares in person. Your attendance at the meeting will not automatically revoke your proxy. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares.

   Your broker may allow you to deliver your voting instructions via the telephone or the internet. Please see the voting instruction form from your broker. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

Solicitation of Proxies

   BB&T and FirstSpartan will each pay 50% of the cost of printing this proxy statement/prospectus, and FirstSpartan will pay all other costs of soliciting proxies. Directors, officers and other employees of FirstSpartan or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. FirstSpartan will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and FirstSpartan will reimburse these record holders for their reasonable out-of-pocket expenses. In addition, FirstSpartan intends to use the services of Georgeson Shareholder Communications, Inc., a professional proxy solicitation firm, to help with soliciting proxies for the meeting, at an estimated cost of $4,000 plus out-of-pocket expenses.

Participants in First Federal's Employee Stock Ownership Plan and 401(k) Plan

   If you participate in First Federal's Employee Stock Ownership Plan or if you hold shares through First Federal's Savings & Profit Sharing Plan (401(k) plan), voting instruction forms that reflect all shares you may vote under these plans accompany this proxy statement/prospectus. As a participant in the employee stock ownership plan and/or the 401(k) plan you may direct the trustees as to the manner in which shares of FirstSpartan common stock allocated or credited to your accounts are to be voted. Under the employee stock ownership plan, unallocated shares of common stock held by the employee stock ownership plan and allocated shares for which no voting instructions are received will be voted by the trustee in the same proportion as shares for which the trustee has received voting instructions, subject to its fiduciary duties. Under the 401(k) plan, shares for which no voting instructions are received will be voted by the trustee in the same proportion as shares for which the trustee has received voting instructions.

Recommendation of the FirstSpartan Board

   The FirstSpartan Board has approved the merger agreement and believes that the proposed transaction is fair to and in the best interests of FirstSpartan and its stockholders. The FirstSpartan Board unanimously recommends that FirstSpartan's stockholders vote "FOR" approval of the merger agreement. See "The Merger--Background of and Reasons for the Merger" on page 12.

                                   THE MERGER

   The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All stockholders are urged to read the appendices in their entirety.

General

   In the merger, FirstSpartan will be merged into BB&T. Stockholders of FirstSpartan will receive common stock of BB&T in exchange for their shares of FirstSpartan stock on the basis of one share of BB&T common stock for each share of FirstSpartan common stock (plus cash instead of any BB&T common stock that would otherwise be issued in respect of any fractional share of FirstSpartan common stock owned by First Spartan stockholders). BB&T intends to merge FirstSpartan's subsidiary bank into Branch Banking and Trust Company of South Carolina, BB&T's subsidiary bank in South Carolina, during the third quarter of 2001. Until then, First Federal Bank will operate as a separate subsidiary of BB&T.

Background of and Reasons for the Merger

 Background of the Merger

   FirstSpartan was formed in connection with the conversion of First Federal Bank from mutual to stock form in 1997. After the conversion, FirstSpartan initially focused on deploying the proceeds raised in its stock offering and managing its capital levels through stock repurchases and effecting a return of capital in June 1999. From time to time, FirstSpartan considered acquisitions of and strategic alliances with other financial institutions, but no transaction developed.

   FirstSpartan's Board of Directors met periodically with its financial advisors to discuss strategic options for FirstSpartan. In November 1999, Trident Securities discussed with the FirstSpartan Board a variety of strategies for increasing stockholder value and the market for mergers and acquisitions and identified those companies that were possible merger partners for FirstSpartan.

   In late 1999, a regional bank holding company expressed to FirstSpartan management an interest in a business combination with FirstSpartan. Representatives of that company and FirstSpartan met in early 2000 for preliminary discussions regarding that company's interest in the possible acquisition of FirstSpartan. The meeting was preliminary and general in nature and, from FirstSpartan's perspective, went well, but for reasons not communicated to FirstSpartan the other company did not pursue further discussions.

   In early March 2000, representatives of another regional bank holding company met with Bill Painter, First Spartan's President and Chief Executive Officer. The other company expressed to Mr. Painter an interest in a business combination with FirstSpartan, but no terms were discussed. Based on the results of this meeting, the FirstSpartan Board authorized management to engage in further discussions with the interested company. However, shortly thereafter, the other company announced a significant business combination with another bank holding company and suspended discussions with FirstSpartan in order to focus on the larger transaction. The FirstSpartan Board also believed that the magnitude of that transaction would remove this regional bank holding company from consideration as a potential partner in the foreseeable future, even if the company were to again express interest. Following suspension of these discussions, the FirstSpartan Board and FirstSpartan's management determined to refocus on FirstSpartan's primary strategy of building stockholder value as an independent community financial institution.

   On March 20, 2000, Burney Warren, an Executive Vice President of BB&T, invited Bill Painter to meet with him and John Allison, the Chairman and Chief Executive Officer of BB&T. The FirstSpartan Board subsequently authorized Mr. Painter to attend such a meeting as part of FirstSpartan's continuing evaluation and analysis of its strategic options. On May 26, Mr. Painter and R. Lamar Simpson, the Chief Financial

Officer of FirstSpartan, met with Mr. Allison and Mr. Warren at BB&T's offices in Winston-Salem. At that time, Mr. Allison offered to make a presentation about BB&T to the FirstSpartan Board.

   On June 28, representatives of Trident Securities and FirstSpartan's legal counsel met with the FirstSpartan Board to discuss BB&T and current trends in the market for mergers and acquisitions of financial institutions. Trident Securities identified the most logical prospective acquirors for FirstSpartan and concluded that several of the logical acquirors of FirstSpartan were either not making acquisitions at this time or not likely to be interested because they had pending or recently completed acquisitions that prevented them from entertaining other acquisitions or their stock prices were at levels that were too low to acquire FirstSpartan in a transaction that would not be dilutive to their earnings. Two days later, Mr. Allison delivered a presentation to the FirstSpartan Board regarding BB&T and expressed BB&T's interest in acquiring FirstSpartan.

   During the first two weeks of July, management of FirstSpartan worked with Trident Securities to analyze the financial characteristics of a possible business combination with BB&T. On July 19, the FirstSpartan Board met to review the financial analysis conducted by management and Trident Securities and to discuss the results of informal discussions between Trident Securities and BB&T since the time of Mr. Allison's presentation. At that meeting, the FirstSpartan Board authorized Mr. Painter to proceed with negotiations with BB&T and to engage Trident Securities to provide the FirstSpartan Board with a fairness opinion with respect to the merger consideration should a transaction be approved.

   During the last week of July, representatives of Trident Securities discussed with Mr. Warren the value of the merger consideration to be paid to FirstSpartan stockholders and a variety of issues relating to employees and employee benefits programs. Mr. Warren proposed either an exchange ratio of
 .965 of a share of BB&T common stock to one share of FirstSpartan common stock or an exchange ratio of one for one that would be reduced to a minimum of .95 for one as BB&T's stock price increased above $26.00 per share. On July 27, the FirstSpartan Board met to receive a report on BB&T's pricing proposal and other proposed terms, concluding that, considering BB&T's recent stock price performance, the proposed pricing was unacceptable, but that management should continue discussions with BB&T as other terms also remained to be resolved.

   On August 1, BB&T proposed a fixed exchange ratio of one share of BB&T common stock for each share of FirstSpartan common stock. On August 3, FirstSpartan's directors were informed of BB&T's revised proposal, along with continuing improvement in BB&T's stock price and recent favorable articles in the financial press about BB&T, and, on August 7, the FirstSpartan Board authorized continued negotiations with BB&T based on the revised proposal and positive movement by BB&T with regard to several other issues deemed important by the FirstSpartan Board.

   On August 16, counsel for BB&T provided FirstSpartan with a draft of the merger agreement, the stock option agreement and the proposed employment contracts for the executive officers of FirstSpartan. Execution of the stock option agreement was, from the outset, made a condition to BB&T's continuing interest in a transaction. Over the next two weeks, representatives of BB&T and FirstSpartan negotiated the terms of these agreements. On August 28, 29 and 30, representatives of BB&T conducted a due diligence examination of FirstSpartan and, on August 29, representatives of FirstSpartan conducted a due diligence examination of BB&T, which was primarily financial in nature.

   On September 1, the FirstSpartan Board met with legal counsel to review the contents of the merger agreement. Legal counsel also reviewed with the FirstSpartan Board the course of negotiations, the results of financial due diligence and the nature of the directors' fiduciary obligations to stockholders in the context of a merger transaction.

   On September 5, the FirstSpartan Board met with legal counsel and Trident Securities. Legal counsel reviewed with the FirstSpartan Board the results of further negotiations and Trident Securities presented its analysis and the results of its due diligence investigation of BB&T and delivered its opinion that the exchange ratio was fair, from a financial point of view, to the stockholders of FirstSpartan. The FirstSpartan Board then discussed the terms of the merger agreement and the presentation by Trident Securities. After conclusion of the review and discussion, a vote was taken and the FirstSpartan Board unanimously approved the merger agreement and the stock option agreement, authorized Mr. Painter to execute the merger agreement, the stock option agreement and related documents on behalf of FirstSpartan and voted to recommend that the FirstSpartan stockholders approve the merger agreement.

 FirstSpartan's Reasons for the Merger

   The FirstSpartan Board has unanimously approved the merger agreement and recommends that FirstSpartan stockholders vote "FOR" the approval of the merger agreement.

   The FirstSpartan Board has determined that the merger and the merger agreement are fair to, and in the best interests of, FirstSpartan and its stockholders. In approving the merger agreement, the FirstSpartan Board consulted with legal counsel as to its legal duties and the terms of the merger agreement and with its financial advisor with respect to the financial aspects and fairness of the transaction from a financial point of view. In arriving at its determination, the FirstSpartan Board also considered a number of factors, including the following:

  . Information concerning the businesses, earnings, operations, financial condition and prospects of FirstSpartan and BB&T, both individually and as combined. The FirstSpartan Board took into account the results of FirstSpartan's due diligence review of BB&T.

  . The results that could be obtained by continuing to operate independently, and the likely benefits to stockholders, compared with the value of the merger consideration being offered by BB&T.

  . The opinion rendered by Trident Securities, as financial advisor to FirstSpartan, that the merger consideration is fair, from a financial point of view, to FirstSpartan's stockholders (see "--Opinion of FirstSpartan's Financial Advisor").

  . The determination that there did not likely exist other companies that were interested in acquiring FirstSpartan and that were able to provide consideration greater than that being paid by BB&T, including those companies that had previously expressed interest in acquiring FirstSpartan.

  . The terms of the merger agreement and the structure of the merger, including the fact that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes.

  . The community banking approach of BB&T and the fact that Mr. Painter will serve as City Executive for BB&T and the FirstSpartan Board will be invited to serve as advisory board members.

  . The historical trading prices for FirstSpartan common stock and BB&T common stock, including the fact that BB&T common stock was trading significantly below its 52-week high.

  . The current and prospective economic, competitive and regulatory environment facing FirstSpartan, BB&T and the financial services industry generally.

  . The effect of the merger on FirstSpartan's customers and communities served by FirstSpartan and its employees.

   The discussion of the information and factors considered by the FirstSpartan Board is not intended to be exhaustive, but includes all material factors considered by the FirstSpartan Board. In reaching its determination to approve and recommend the merger, the FirstSpartan Board did not assign any specific or relative weights to any of the foregoing factors, and individual directors may have weighed factors differently.

 BB&T's Reasons for the Merger

   One of BB&T's announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts within the $250 million to $10 billion asset size range. BB&T's management believes that FirstSpartan is an exceptional community bank, the acquisition of which will improve BB&T's financial performance and franchise value and expand its presence along the fast-growing corridor of Interstate 85 in South Carolina's rapidly-growing Upstate region. BB&T's management further believes that the merger will benefit FirstSpartan's customers by giving them access to new and expanded products and services such as investments, insurance, retail brokerage and trust.

   In connection with BB&T's consideration of the merger, its management analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . BB&T's earnings per share on a stand-alone basis for each of 2000 and 2001 would be in line with the estimates published by First Call Corporation;

  . FirstSpartan's 2000 earnings per share on a stand-alone basis would be in line with the estimates provided to BB&T by FirstSpartan's management;

  . BB&T's earnings per share on a stand-alone basis for subsequent years would increase at an assumed annual rate, determined solely for the purpose of assessing the impact of the merger as described above, of 12%;

  . Annual cost savings of approximately $6.2 million, or 45% of FirstSpartan's expense base, would be realized as a result of the merger in the first 12 months of operations following conversion;

  . FirstSpartan's core net interest margin (non-fully taxable equivalent) would incrementally increase over years 3 through 7 from a projected 3.53% in year 1 to 4.25% in year 7 and hold constant thereafter;

  . FirstSpartan's noninterest income would increase at a rate of 22% per year in years 1-5, 14% per year in years 6 and 7 and then grow at 12% per year thereafter;

  . FirstSpartan's noninterest expense would increase at a rate of 8% in year 1 and 12% per year thereafter;

  . FirstSpartan's net charge-off rate for loan losses would incrementally increase over years 1 through 5 from a projected 0.16% in year 1 to 0.35% in year 5 and held constant thereafter;

  .  FirstSpartan's loan loss allowance would be raised to 1.30%; and

  . BB&T would purchase on the open market substantially all of the shares of common stock to be issued in the merger.

   Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets, book value per share and leverage capital ratio. This analysis indicated that the merger would:

  . be accretive to estimated earnings per share, cash basis earnings per share, and book value in year 1;

  . be accretive to return on equity and cash basis return on equity immediately;

  . be accretive to return on assets in year 7 and cash basis return on assets in year 6; and

  .  result in a combined leverage ratio that remains over 7%.


BB&T excluded the effect of estimated one-time after-tax charges of $2.8 million related to completing the merger from its calculations of earnings per share, return on equity and return on assets.

   In addition to the analysis described above, BB&T performed an internal rate of return analysis for this transaction. The purpose of this analysis was to determine if the projected performance of FirstSpartan, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the FirstSpartan merger indicated that the projected internal rate of return is 22.62%.

   None of the above information has been updated since the date of the merger agreement. There can be no certainty that actual results will be consistent with the results described above. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

Opinion of FirstSpartan's Financial Advisor

   FirstSpartan retained Trident to act as its financial advisor in connection with a possible merger and related matters. As part of its engagement, Trident agreed, if requested by FirstSpartan, to render an opinion with respect to the fairness, from a financial point of view, to the holders of FirstSpartan common stock, of the merger consideration as set forth in the agreement. Trident is a nationally recognized specialist for the financial services industry, in general, and for thrifts in particular. Trident is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. FirstSpartan selected Trident as its financial advisor based upon Trident's qualifications, expertise and reputation in such capacity.

   Trident delivered a written opinion dated September 5, 2000 that the exchange ratio was fair to FirstSpartan shareholders, from a financial point of view, as of the date of such opinion. Trident updated its September 5, 2000 opinion as of the date of this proxy statement/prospectus. No limitations were imposed by FirstSpartan on Trident with respect to the investigations made or the procedures followed in rendering its opinion.

   The full text of Trident's written opinion to the FirstSpartan Board, dated as of the date of this proxy statement/prospectus, which sets forth the assumptions made, matters considered and extent of review by Trident, is attached as Appendix B and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Trident's opinion is qualified in its entirety by reference to the full text of the opinion. Trident's opinion is addressed to the FirstSpartan Board and does not constitute a recommendation to any shareholder of FirstSpartan as to how such stockholder should vote at the FirstSpartan special meeting described in this document.

   Trident, in connection with rendering its opinion:

  . reviewed FirstSpartan's Annual Reports to Stockholders and Annual Reports on Form 10-K for each of the years ended June 30, 2000 and June 30, 1999, including the audited financial statements contained therein, and FirstSpartan's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

  . reviewed BB&T's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1999 and December 31, 1998 including the audited financial statements contained therein, and BB&T's Quarterly Reports on Form 10-Q for the quarters ended
     March 31, 2000, June 30, 2000 and September 30, 2000;

  . reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of FirstSpartan and BB&T provided to Trident or publicly available;

  . participated in meetings and telephone conferences with members of senior management of FirstSpartan and BB&T concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters Trident believed relevant to its inquiry;

  . reviewed certain stock market information for FirstSpartan common stock and BB&T common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

  . compared the results of operations and financial condition of FirstSpartan and BB&T with that of certain companies which Trident deemed to be relevant for purposes of its opinion;

  . reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Trident deemed to be relevant for purposes of its opinion;

  . reviewed the merger agreement and its schedules and exhibits and certain related documents; and

  .  performed such other reviews and analyses as Trident deemed appropriate.

   The written opinions provided by Trident to FirstSpartan were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

   In connection with its review and arriving at its opinion, Trident relied upon the accuracy and completeness of the financial information and other pertinent information provided by FirstSpartan and BB&T to Trident for purposes of rendering its opinion. Trident did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for FirstSpartan and BB&T with the input of their respective managements, as well as projections of cost savings and operating synergies, Trident assumed that this information reflects the best available estimates and judgments of FirstSpartan and BB&T as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident could formulate its opinion. Neither FirstSpartan nor BB&T publicly discloses such internal management projections of the type utilized by Trident in connection with Trident's role as financial advisor to FirstSpartan. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing FirstSpartan and BB&T. Accordingly, actual results could vary significantly from those set forth in the respective projections.

   Trident does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for FirstSpartan and BB&T are adequate to cover such losses. In addition, Trident does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of FirstSpartan or BB&T, nor was Trident provided with such appraisals. Furthermore, Trident assumes that the merger will be consummated in accordance with the terms set forth in the agreement, without any waiver of any material terms or conditions by FirstSpartan, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Moreover, in certain analyses that involve per share data for FirstSpartan, Trident adjusted the data to reflect full dilution, i.e., the effect of the exercise of all outstanding stock options. In particular, Trident assumed that the merger will be recorded as a "purchase" in accordance with generally accepted accounting principles.

   In connection with rendering its opinion to FirstSpartan's Board, Trident performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by Trident. Moreover, Trident believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Trident also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, Trident drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Trident's analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by Trident were assigned a greater significance by Trident than any other in deriving its opinion.

   Accretion/Dilution Analysis: On the basis of financial projections developed with the assistance of management, and estimates of on-going cost savings accruing to the pro forma company, as well as estimated one-time costs related to the transaction, Trident compared pro forma equivalent earnings, cash dividends, book value and tangible book value to the stand-alone projections for FirstSpartan and BB&T. No assumptions were made regarding revenue enhancements and capital management following the completion of the transaction.

   The accretion/dilution analysis demonstrated, among other things, that the merger would result in:

  . 30% accretion to earnings for FirstSpartan stockholders in the first year of combined operations, and increasing over the period of the analysis;

  . No dilution to earnings for BB&T shareholders in the first year of combined operations;

  . 8% lower cash dividends for FirstSpartan stockholders, assuming BB&T maintained its current dividend policy;

  .  no change in cash dividends for BB&T shareholders;

  . 44% dilution to book value and 54% dilution to tangible book value for FirstSpartan stockholders; and

  . 2% accretion to book value and 1% accretion to tangible book value for BB&T shareholders.

   Contribution Analysis: Trident compared the contribution of FirstSpartan to the pro forma company relative to the approximate ownership of the pro forma company. The analysis indicated that FirstSpartan stockholders would hold approximately 1.0% of the pro forma shares of BB&T. FirstSpartan's approximate contributions are listed below by category:

                                                                    FirstSpartan
                                                                    Contribution
                                                                    ------------
   Assets..........................................................     1.2%
   Loans...........................................................     1.5%
   Deposits........................................................     1.3%
   Equity..........................................................     2.6%
   Tangible equity.................................................     2.0%
   Last twelve months reported earnings(1).........................     1.3%
   Projected year 1 earnings.......................................     1.0%
   Projected year 2 earnings.......................................     0.9%
   Pro Forma Ownership.............................................     1.0%

--------
(1) Includes estimated cost savings of 55% of FirstSpartan's last twelve month's non-interest expense base attributable to the merger

   Comparable Transaction Analysis: Trident reviewed and compared financial performance and pricing information for groups of comparable pending and completed thrift merger transactions (through August 25,

2000) it deemed pertinent to an analysis of the merger. The pricing ratios for the merger were compared to the average and median ratios of (1) price to last twelve months earnings, (2) price to tangible book value, (3) price to capital-adjusted tangible book value, (4) tangible book value premium to core deposits for each of the following comparable transaction groups:

  . all recent thrift acquisitions in the United States announced within the preceding 12 months ("All Recent Median");

  . all thrift acquisitions in the United States announced within the preceding 90 days ("Last 90 Days Median");

  . all pending thrift acquisitions in the United States that have been announced but have yet to close ("All Pending Median");

  .   all Southeast thrift acquisitions announced within the preceding 12 months ("Southeast Recent Median");

  . all South Carolina thrift acquisitions announced within the preceding 12 months ("South Carolina Recent Median");

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with assets of $300-$750 Million ("Assets $300mm-$750mm Median");

  . all thrift acquisitions in the United States announced within the preceding 12 months with a total deal size of $75-$125 Million ("Deal Size $75mm-$125mm Median");

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with returns on average assets of 0.90%-1.15% ("ROAA 0.90%-1.15% Median");

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with returns on average equity of 7%-10% ("ROAE 7%-10% Median");

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with tangible capital of 10%-14% ("Tangible Capital 10%-14% Median");

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with non-performing assets/assets of 0.50%-0.75% ("NPAs/Assets 0.50%-0.75% Median");

  . Guideline thrift acquisitions announced since August 1999 involving acquired thrifts of similar size, with capital levels and returns on average equity similar to FirstSpartan ("Guideline Median");

   The following table represents a summary analysis of the comparable transactions analyzed by Trident based on the announced transaction values:

                                                 Price/ Capital               Tangible Book
                                Price/ Tangible Adjusted Tangible Price/ LTM  Premium/ Core
                          Deals   Book Value         Book(2)      Earnings(3)  Deposits(4)
                          ----- --------------- ----------------- ----------- -------------
All Recent Median.......    66       152.0%           175.8%         20.0x         9.2%
Last 90 Days Median.....    15       140.9%           179.6%         17.1x         8.2%
All Pending Median......    31       144.2%           177.2%         18.6x         8.2%
Southeast Recent
 Median.................    10       129.5%           176.3%         23.1x         8.2%
South Carolina Recent
 Median.................     2       104.8%           113.4%         31.5x          NM
Assets $300mm-$750mm
 Median.................    11       117.0%           162.0%         17.3x        12.0%
Deal Size $75mm-$125mm
 Median.................     9       153.2%           175.8%         18.2x        17.1%
ROAA 0.90%-1.15%
 Median.................     7       185.1%           207.0%         18.5x        11.7%
ROAE 7%-10% Median......    13       150.4%           173.0%         18.6x         8.5%
Tangible Capital 10%-14%
 Median.................    13       139.8%           179.6%         26.4x         8.2%
NPAs/Assets 0.50%-0.75%
 Median.................    12       171.6%           171.7%         19.2x         9.3%
Guideline Median........     8       189.1%           230.6%         17.9x        13.7%
FirstSpartan(1) ........             142.8%           186.4%         18.9x         9.7%

--------
(1) FirstSpartan pricing data based on per share consideration of $27.06.
(2) Price and capital adjusted to eliminate the impact of excess capital (assumes 7% capital is adequate).
(3) Last 12 months fully-diluted earnings per share (assuming exercise of all stock options).
(4) Tangible book value premium as a percentage of core deposits.

   Based on multiples of trailing twelve months earnings, the value of this transaction falls within the range of similar transactions represented by the comparable groups. The price to tangible book value, price to capital-adjusted tangible book value, and tangible book value premium to core deposits ratios for the merger are also similar to the median ratios for the comparable groups.

   Discounted Cash Flow Analysis: Trident prepared a discounted cash flow analysis with regard to FirstSpartan's estimated acquisition value on a stand-alone basis. This analysis utilized a range of discount rates of 10.5% to 13.5% and a range of earnings terminal multiples of 15.0x to 20.0x. The analyses resulted in a range of present values of between $19.28 and $27.47 per share. Trident noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend pay-out rates and discount rates.

   Due Diligence Examination of BB&T: Trident reviewed its on-site due diligence examination of BB&T. Trident examined BB&T's historical balance sheets and income statements, along with recent operating results and a variety of financial ratios through June 30, 2000. Trident discussed BB&T's business strategy, strengths and weaknesses, profitability, growth, net interest margin, non-interest income, operating expenses, intangible assets, funding and deposit composition, market share and geographic coverage, capital, asset quality and reserve coverage, concentrations of credit and loan portfolio composition, interest-rate risk, foreign investments, mergers and acquisitions, subsidiary activities, culture, use of technology, stock pricing, recent bank analysts' reports, and other issues.

   Comparable Company Analysis: Trident reviewed and compared stock market data and selected financial information for BB&T with corresponding information for actively-traded banks possessing similar financial and performance characteristics as BB&T. The comparison banks ("Comparable Groups") were grouped according to the parameters listed below:

                                                                       Companies
Comparable Groups                                                      in Group
-----------------                                                      ---------
Median for All U.S. Banks.............................................    446
Median for Southeast Banks............................................    100
Median for North Carolina Banks.......................................     20
Median for Banks with Assets--$40-$80 Billion.........................     12
Median for Banks with Market Capitalization--$1-$20 Billion...........     58
Median for Banks with Return on Average Assets--1.35%-1.45%...........     33
Median for Banks with Return on Average Equity--17%-20%...............     62
Median for Banks with Tangible Capital Median--5%-7%..................    134
Median for Guideline Companies*.......................................      7

--------
* Consists of actively-traded companies of similar asset size, tangible capital levels and return on equity.

   The table below represents a summary analysis of all of the comparable groups based on market prices as of August 31, 2000 and the latest publicly available financial data as of or for the twelve months ended June 30, 2000:

                                                           Mean   Median  BB&T
                                                           -----  ------  -----
Price to last twelve months reported earnings.............  12.6x  11.8x   15.1x
Price to last twelve months adjusted earnings (1).........  12.4x  12.3x   13.8x
Price to last twelve months core earnings (2).............  10.8x  10.5x   12.6x
Price to book value....................................... 182.0% 183.8%  262.0%
Price to tangible book value.............................. 205.1% 193.6%  315.8%
Dividend yield............................................   3.5%   3.5%    3.4%
Return on average assets..................................  1.23%  1.34%   1.37%
Return on average equity..................................  15.7%  17.1%   18.2%

--------
(1) Adjusted earnings are defined as pre-tax earnings, minus non-recurring gains, plus non-recurring losses, taxed at a 35% rate

(2) Core earnings are defined as pre-tax earnings, minus non-recurring gains, plus non-recurring losses, plus loan loss provisions, taxed at a 35% rate

   The analysis reveals that BB&T trades at a premium to banks included in comparable groups based on price to earnings for the last twelve months as well as price to book value and price to tangible book value. BB&T's high stock price may be explained by its higher profitability, in terms of return on average assets and return on average equity, and BB&T's track record for consistently delivering superior earnings per share growth relative to comparable groups. Despite its higher stock price, BB&T has a similar dividend yield to the comparable groups.

   Based on the aforementioned analyses and Trident's experience with numerous mergers involving thrift institutions, it is Trident's opinion that the exchange ratio in the merger is fair to holders of FirstSpartan common stock from a financial point of view.

   No company used as a comparison in the above analyses is identical to FirstSpartan, BB&T or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which FirstSpartan, BB&T and the combined entity are being compared.

   In connection with the delivery of its opinion dated as of the date of this proxy statement/prospectus, Trident performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith. Trident did not perform any analyses in addition to those described above in updating the opinion.

   For its financial advisory services provided to FirstSpartan, Trident has been paid fees of $100,000 to date and will be paid an additional fee of $650,000 at the time the merger is completed. In addition, FirstSpartan has agreed to reimburse Trident for all reasonable out-of-pocket expenses, incurred by it on FirstSpartan's behalf, and to indemnify Trident against certain liabilities, including any which may arise under the federal securities laws.

   Trident/McDonald Investments is a member of all principal securities exchanges in the United States and, in the conduct of its broker-dealer activities, may have from time to time purchased securities from, and sold securities to, FirstSpartan and/or BB&T. As a market maker, Trident may also have purchased and sold the securities of FirstSpartan and/or BB&T for Trident's own account and for the accounts of its customers. Additionally, Trident served as FirstSpartan's sales agent in its mutual-to-stock conversion in 1997 and received total fees and commissions of $738,000 for that transaction.

Material Federal Income Tax Consequences of the Merger

   The following is a summary of the material anticipated federal income tax consequences of the merger generally applicable to the stockholders of FirstSpartan and to BB&T and FirstSpartan. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of stockholders, including but not limited to:

  . corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations;

  . persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts);

  . persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger);

  . persons who acquired FirstSpartan stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment;

  .  persons who do not hold their shares as capital assets; or

  . persons who hold their shares as part of a "straddle" or "conversion transaction."

No ruling has been or will be requested from the Internal Revenue Service with respect to the tax effects of the merger. The federal income tax laws are complex, and a stockholder's individual circumstances may affect the tax consequences to the stockholder. Consequently, each FirstSpartan stockholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

   Tax Consequences of the Merger Generally. In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:

  . the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

  . each of BB&T and FirstSpartan will be a party to that reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  . no gain or loss will be recognized by BB&T or FirstSpartan by reason of the merger;

  . the stockholders of FirstSpartan will recognize no gain or loss for federal income tax purposes to the extent BB&T common stock is received in the merger in exchange for FirstSpartan common stock;

  . a stockholder of FirstSpartan who receives cash instead of a fractional share of BB&T common stock will recognize gain or loss as if the stockholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share;

  . the tax basis in the BB&T common stock received by a stockholder (including any fractional share interest deemed received) will be the same as the tax basis in the FirstSpartan common stock surrendered in exchange therefor; and


  . the holding period for BB&T common stock received (including any fractional share interest deemed received) in exchange for shares of FirstSpartan common stock will include the period during which the stockholder held the shares of FirstSpartan common stock surrendered in exchange, provided that the FirstSpartan common stock was held as a capital asset at the effective time.

   The completion of the merger is conditioned upon the receipt by BB&T and FirstSpartan of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the closing date, to the effect of the first and fourth bulleted items described above. Neither party intends to waive this condition. If the tax opinion is not available and the FirstSpartan Board determines to proceed with the merger, FirstSpartan will resolicit its stockholders.

   Cash Received in Lieu of a Fractional Share of BB&T Common Stock. A stockholder of FirstSpartan who receives cash in lieu of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Internal Revenue Code. As a result, a FirstSpartan stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

   Backup Withholding and Information Reporting. Payments of cash to a holder surrendering shares of FirstSpartan stock will be subject to information reporting and backup withholding (whether or not the holder also receives BB&T common stock) at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Exchange Ratio

   Upon completion of the merger, each outstanding share of FirstSpartan common stock will be converted into the right to receive one share of BB&T common stock.

   You should be aware that the market value of a share of BB&T common stock will fluctuate and that neither BB&T nor FirstSpartan can give you any assurance as to what the price of BB&T common stock will be when the merger becomes effective or when certificates for those shares are delivered following surrender and exchange of your certificates for shares of FirstSpartan stock. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends" on page 6.

   No fractional shares of BB&T common stock will be issued in the merger. If you would otherwise be entitled to a fractional share of BB&T common stock in the merger, you will be paid an amount in cash determined by multiplying the fractional part of the share of BB&T common stock by the closing price per share of BB&T common stock on the NYSE at 4:00 p.m., Eastern time, on the date that the merger becomes effective as reported on NYSEnet.com.

Exchange of FirstSpartan Stock Certificates

   At the effective time of the merger and without any action on the part of FirstSpartan or the FirstSpartan stockholders, shares of FirstSpartan common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, whole shares of BB&T common stock and cash instead of any fractional share interest. Promptly after the effective time, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your FirstSpartan stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the shares of BB&T common stock and cash, if any, to which you are entitled.

   You should not send in your stock certificates until you receive the letter of transmittal and instructions.

   After the effective time, and until surrendered as described above, each outstanding FirstSpartan stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration. With respect to any FirstSpartan stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the effective time, FirstSpartan's transfer books will be closed and no transfer of the shares of FirstSpartan stock outstanding immediately prior to the effective time will be made on BB&T's stock transfer books.

   If FirstSpartan declares a dividend on the FirstSpartan common stock in accordance with the merger agreement which has a record date before the effective time, and that dividend has not been paid before the effective time, BB&T will pay the dividend to the former FirstSpartan stockholders.

   To the extent permitted by law, you will be entitled to vote after the effective time at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of FirstSpartan stock are converted, regardless of whether you have exchanged your FirstSpartan stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your FirstSpartan stock certificate for exchange as described above. Upon surrender of your FirstSpartan stock certificate, the certificate representing the BB&T common stock into which your shares of FirstSpartan stock have been converted, together with cash in lieu of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

The Merger Agreement

 Effective Date and Time of the Merger

   The merger agreement provides that the closing of the merger will take place on a business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the completion of the merger, or a later date mutually acceptable to the parties. The effective time will occur at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the certificate of merger to be filed with the Secretary of State of Delaware. It is currently anticipated that the filing of the articles of merger and the certificate of merger will take place in March 2001, assuming all conditions to the respective obligations of BB&T and FirstSpartan to complete the merger have been satisfied.

 Conditions to the Merger

   The obligations of BB&T and FirstSpartan to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the effective time:

  . all corporate action necessary to authorize the performance of the merger agreement must have been duly and validly taken, including the approval of the stockholders of FirstSpartan of the merger agreement;

  . BB&T's registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, no proceedings may be pending or, to BB&T's knowledge, threatened by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the BB&T common stock to be issued in the merger must either have been registered or exempt from registration under applicable state securities laws;

  .   the parties must have received all regulatory approvals required in connection with the transactions contemplated by the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect;

  . neither BB&T nor FirstSpartan nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions provided in the merger agreement; and

  . FirstSpartan and BB&T must have received an opinion of BB&T's legal counsel, in form and substance satisfactory to FirstSpartan and BB&T, to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code and that the stockholders of FirstSpartan will not recognize any gain or loss to the extent that they exchange shares of FirstSpartan common stock for shares of BB&T common stock.

   The obligations of FirstSpartan to carry out the transactions in the merger agreement are subject to the satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by FirstSpartan:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance; and

  . FirstSpartan must have received certain closing certificates and legal opinions from BB&T and its counsel.

All representations and warranties of BB&T will be evaluated as of the date of the merger agreement and at the effective time as though made at the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by FirstSpartan. The representations and warranties of BB&T concerning the following must be true and correct (except for de minimis inaccuracies):

  .  its capitalization;

  . its and its subsidiaries' organization and authority to conduct business;

  .  its authorization of, and the binding nature of, the merger agreement;

  . the absence of any conflict between the transactions in the merger agreement and BB&T's articles of incorporation or bylaws; and

  . its forbearance from taking any actions that would negatively affect the tax-free elements of the merger or the receipt of necessary regulatory approvals.

Moreover, there must not be any inaccuracies in the representations and warranties of BB&T in the merger agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on BB&T and its subsidiaries taken as a whole.

   The obligations of BB&T to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would so materially adversely affect the business or economic benefits to BB&T of the transactions in the merger agreement as to render the consummation of such transactions inadvisable or unduly burdensome;

  . FirstSpartan must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement; and

  . BB&T must have received certain closing certificates and legal opinions from FirstSpartan and its counsel.

   All representations and warranties of FirstSpartan will be evaluated at the date of the merger agreement and at the effective time as though made on and at the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of FirstSpartan concerning the following must be true and correct (except for de minimis inaccuracies):

  .  its capitalization;

  . its and its subsidiaries' organization and authority to conduct business;

  .  its ownership of its subsidiaries and other equity interests;

  .  its authorization of, and the binding nature of, the merger agreement;

  . the absence of conflict between the transactions in the merger agreement and FirstSpartan's certificate of incorporation or bylaws;

  . its forbearance from taking any actions that would negatively affect the tax-free elements of the merger or the receipt of necessary regulatory approvals; and

  . actions taken to exempt the merger from any applicable anti-takeover laws.

Moreover, there must not be any inaccuracies in the representations and warranties of FirstSpartan in the merger agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on FirstSpartan and its subsidiaries taken as a whole (evaluated without regard to the merger).

 Conduct of FirstSpartan's and BB&T's Businesses Prior to the Effective Time of the Merger

   Except with the prior consent of BB&T, not to be arbitrarily withheld or delayed, before the effective time of the merger, neither FirstSpartan nor any of its subsidiaries may:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any dividend or make any distribution on its capital stock other than regularly scheduled quarterly dividends of $0.25 per share of FirstSpartan common stock payable in a manner consistent with past practices; provided that any dividend declared or payable on FirstSpartan common stock shall, unless otherwise agreed by BB&T and FirstSpartan, be declared with a record date prior to the effective time of the merger only if the record date for payment of the corresponding quarterly dividend to holders of BB&T common stock is before the effective time;

  . issue any shares of capital stock, except pursuant to options outstanding as of the date of the merger agreement or pursuant to the option granted to BB&T in connection with the merger agreement;

  . issue, grant or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization;

  .  amend its certificate of incorporation or bylaws;

  . impose or permit the imposition or existence of any encumbrance on any share of stock held by it in any FirstSpartan subsidiary or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

  . merge with any other entity or permit any other entity to merge into it or acquire control over any other entity;

  . dispose of any material amount of assets or acquire any material amount of assets, other than in the ordinary course of its business consistent with past practices;

  . fail to comply in any material respect with any legal requirements applicable to it and to the conduct of its business;

  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of compensatory stock options outstanding as of the date of the merger agreement), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to existing plans or arrangements;

  .   enter into or substantially modify (except as may be required by law)
     any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other employees (other than renewals consistent with past practice);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any other business combination with FirstSpartan or any FirstSpartan subsidiary, or fail to notify BB&T immediately if any such inquiry or proposal is received, any such information is requested or required or any such discussions are sought (except that this would not apply to furnishing information, negotiations or discussions with the offeror following an unsolicited offer if FirstSpartan is advised by legal counsel that in its opinion the failure to furnish information or negotiate could reasonably be expected to constitute a breach of the fiduciary duty of the FirstSpartan Board to the FirstSpartan stockholders);

  . enter into (a) any material agreement or commitment other than in the ordinary course, (b) any agreement, indenture or other instrument other than in the ordinary course relating to the borrowing of money by FirstSpartan or a FirstSpartan subsidiary or guarantee by FirstSpartan or a FirstSpartan subsidiary of any obligation, (c) any agreement or commitment relating to the employment or severance of a consultant or the employment, severance or retention in office of any director, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset/liability management policies in any material respect, except as required by applicable law, regulation or directives, and except as provided for in the merger agreement;

  . change its methods of accounting in effect at June 30, 1999 in any material respect, except as required by changes in accounting principles concurred in by BB&T (which may not unreasonably withhold its concurrence) or change any of its federal income tax reporting methods from those used in the preparation of its tax returns for the year ended June 30, 1999, except as required by changes in law;

  . incur any commitments for capital expenditures or obligations to make capital expenditures in excess of $25,000 for any one expenditure or $100,000 in the aggregate;

  . incur any new indebtedness other than deposits from customers, advances from the Federal Home Loan Bank and reverse repurchase arrangements in the ordinary course of business;

  . take any action that would or could reasonably be expected to (a) cause the merger not to constitute a tax-free reorganization as determined by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied;

  . dispose of any material assets other than in the ordinary course of business; or

  .  agree to do any of the foregoing.

   FirstSpartan has also agreed:

  . to take such actions as may be reasonably necessary to modify the structure of the merger as long as the modification does not reduce the consideration to be received by FirstSpartan stockholders, abrogate the covenants contained in the merger agreement or substantially delay the completion of the merger;

  . to cooperate with BB&T in certain respects concerning (a) accounting and financial matters necessary to facilitate the merger, including issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices and (b) FirstSpartan's lending, investment or asset/liability management policies;

  . to keep BB&T advised of all material developments relevant to its business prior to completion of the merger; and

  .  to provide BB&T access to FirstSpartan's books and records.

   Except with the prior consent of FirstSpartan, before the effective time neither BB&T nor any subsidiary of BB&T may take any action that would or might be expected to:

  .  cause the merger not to constitute a tax-free reorganization;

  . result in any inaccuracy of a representation or warranty that would allow termination of the merger agreement;

  . cause any of the conditions precedent to the transactions contemplated in the merger agreement to fail to be satisfied; or

  . fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

   BB&T has also agreed to keep FirstSpartan advised of all material developments relevant to its business prior to completion of the merger.

 Waiver; Amendment; Termination; Expenses

   Except with respect to any required regulatory approval, BB&T or FirstSpartan may at any time (whether before or after approval of the merger agreement and the plan of merger by the FirstSpartan stockholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement, the plan of merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or in the plan of merger or (c) the performance by the other party of any of its obligations set out in the merger agreement or in the plan of merger. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce either the exchange ratio or the payment terms for fractional interests to be provided to holders of FirstSpartan common stock upon completion of the merger will be made after the FirstSpartan stockholders approve the merger agreement and the plan of merger.

   If any condition to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a material condition to FirstSpartan's obligations, FirstSpartan will, if it determines it appropriate under the circumstances, resolicit stockholder approval of the merger agreement and the plan of merger and provide appropriate information concerning the obligation that has not been satisfied.

   The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the effective time, by the mutual consent in writing of BB&T and FirstSpartan;

  . at any time before the effective time, by either party in writing (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable standard in the merger agreement (see "--Conditions to the Merger"); and, in either case, if the breach or inaccuracy has not been cured by the earlier of 30 days following notice of the breach or inaccuracy to the party committing it or the effective time;

  . at any time before the effective time, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions contemplated by the merger agreement cannot be satisfied or fulfilled before the effective time, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied and the time period for appeals and requests for reconsideration has run;

  . at any time, by either party in writing, if the stockholders of FirstSpartan do not approve the merger agreement by the required vote at a meeting called and held for the purpose of voting thereon;

  . at any time following April 30, 2001 by either party in writing, if the effective time has not occurred by the close of business on such date and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings; or

  . at any time prior to the effective time, by BB&T in writing, if the FirstSpartan Board of Directors shall have withdrawn, modified, conditioned or refused to make its recommendation to the stockholders of FirstSpartan that they vote to approve the merger agreement.

   If the merger agreement is terminated pursuant to any of the provisions described above, both the merger agreement and the plan of merger will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

   Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and Securities and Exchange Commission filing fees incurred in connection with the registration statement and this proxy statement/prospectus will be paid 50% by BB&T and 50% by FirstSpartan.

Interests of FirstSpartan's Directors and Officers in the Merger That Differ from Yours

   Some members of FirstSpartan's management and the FirstSpartan Board have interests in the merger that are in addition to or different from their interests as FirstSpartan stockholders. The FirstSpartan Board was aware of these interests and considered them in approving the merger agreement and the merger.

 Termination of Employee Stock Ownership Plan

   Prior to the consummation of the merger, First Federal Bank will terminate its employee stock ownership plan. The plan will repay its existing loan from FirstSpartan and will allocate any remaining unallocated shares of stock or cash held by the plan to the accounts of eligible plan participants, in proportion to their account balances, to the extent allowed under applicable law and the governing documents of the plan.

 Vesting of FirstSpartan Restricted Stock Awards

   Directors, officers and employees of FirstSpartan have received grants of restricted stock under FirstSpartan's 1997 Management Recognition and Development Plan, with vesting to occur over a period of five years. Under the terms of the plan, all unvested shares of restricted stock will become vested upon completion of the merger. The directors (including directors emeritus) and executive officers of FirstSpartan currently hold a total of 74,431 shares of unvested restricted stock, which will be converted into the right to receive the same merger consideration as all other shares of FirstSpartan common stock. The following table sets forth the number of shares of unvested restricted stock held by each director and executive officer of FirstSpartan and the value of the merger consideration that each will receive in exchange for their shares, based on a price of $26.875 for one share of BB&T common stock (the closing price on September 5, 2000, the last full trading day before public announcement of the proposed merger):

                                                               Value of BB&T
                                          Number of        Common Stock Received
                                     Unvested Shares of     for Unvested Shares
   Name                            Restricted Stock Awards  of Restricted Stock
   ----                            ----------------------- ---------------------
   Robert Odom....................          5,316                $142,868
   E.L. Sanders...................          5,317                 142,894
   E. Lea Salter..................          5,317                 142,894
   Wesley Hammond.................          5,317                 142,894
   David Tate.....................          5,317                 142,894
   Billy L. Painter...............         18,076                 485,793
   R. Lamar Simpson...............          5,316                 142,868
   Hugh H. Brantley...............          9,569                 257,167
   J. Stephen Sinclair............          9,569                 257,167

 Vesting of Stock Options

   Directors, officers and employees of FirstSpartan have received grants of stock options under FirstSpartan's 1997 Stock Option Plan, with vesting to occur over a period of three years. Under the terms of the plan, all unvested options will become vested upon completion of the merger. Each non-employee director currently holds unvested options to acquire 7,384 shares. The executive officers hold unvested options to acquire the following numbers of shares: Billy L. Painter, 23,629; R. Lamar Simpson, 10,338; Hugh H. Brantley, 10,338; and J. Stephen Sinclair, 10,338. Upon completion of the merger, each outstanding option to acquire FirstSpartan common stock will be converted into an option to acquire BB&T common stock. See "Effect on Employee Benefit Plans and Options--Stock Options."

 Payments Under Director Emeritus Plan

   First Federal maintains a Director Emeritus Plan that awards directors a payment upon retirement from First Federal's Board of Directors. Under the plan, upon a change in control of First Federal, each director will be entitled to a payment of a lump sum amount equal to three times the monthly compensation received for service as a director in the 12 months preceding the change in control. As a result of the merger, each director will be entitled to receive a payment of $54,000 under the Director Emeritus Plan.

 Employment Agreements

   In connection with the merger, BB&T-SC has entered into a three-year employment agreement with each of R. Lamar Simpson, Hugh H. Brantley and J. Stephen Sinclair and a five-year employment agreement with Billy L. Painter.

   The employment agreements, which will become effective only when the merger is completed, provide that:

  . Mr. Painter will become a Senior Vice President and City Executive for the Spartanburg, South Carolina operations of BB&T-SC and will receive an annual base salary at least equal to $195,000, subject to annual review in accordance with the compensation policies and procedures of BB&T-SC; and

  . each of Messrs. Brantley, Sinclair and Simpson will become a Vice President of BB&T-SC and will receive an annual base salary at least equal to his salary in effect at September 1, 2000, subject to annual review in accordance with the compensation policies and procedures of BB&T-SC.

   In addition, BB&T has agreed to pay Messrs. Painter, Brantley, Sinclair and Simpson the following conditional amounts as follows:

  . if the merger is consummated, Mr. Painter will receive $225,000, Mr. Brantley will receive $60,000, Mr. Sinclair will receive $50,000 and Mr. Simpson will receive $40,000, payable within five days;

  . if the merger is consummated and in consideration of certain noncompetition covenants, Mr. Painter will receive $100,000, Mr. Brantley will receive $60,000, Mr. Sinclair will receive $50,000 and Mr. Simpson will receive $40,000, payable within five days; and

  . if the conversion of the data services systems of FirstSpartan to those of BB&T-SC is substantially completed, Mr. Painter will receive $225,000, Mr. Brantley will receive $135,000, Mr. Sinclair will receive $135,000 and Mr. Simpson will receive $120,000, payable not later than the end of the calendar quarter in which the conversion is substantially completed.

   If, prior to substantial completion of the conversion of the data services systems of FirstSpartan to those of BB&T-SC, employment of any of Messrs. Painter, Brantley, Sinclair or Simpson is terminated for any reason other than
(A) by BB&T-SC for reasons other than Just Cause (as that term is defined in the employment agreement), or (B) by the employee for Good Reason (as that term is defined in the employment agreement), or

(C) as a result of the employee's death or disability, the terminated employee will not be entitled to receive the conditional payment corresponding to substantial completion of the conversion of such data services systems. A termination described in (A), (B) or (C) shall not deprive the employee of the right to receive such payment. The conditional payments will be compensation for payroll tax and income tax purposes but will not be taken into account for purposes of determining benefits or contributions under any retirement or other plan, program or arrangement of BB&T-SC or in determining termination compensation of the employee as described herein.

   By no later than the month following the month in which First Federal Bank is merged into BB&T or its subsidiaries, each employee will be eligible to receive an annual bonus payment pursuant to the terms of BB&T's Amended and Restated Short Term Incentive Plan. In addition, the employees will be granted stock options annually under BB&T's Amended and Restated 1995 Omnibus Stock Incentive Plan or a successor plan on the same basis as similarly situated officers of BB&T-SC, although the number of options granted, if any, as of the first BB&T grant date will be equitably adjusted by BB&T to avoid duplication of such options with any options to acquire FirstSpartan common stock granted to the employees during the year ending on that first BB&T grant date.

   The employment agreements further provide that the employee will receive, on the same basis as other similarly situated officers of BB&T-SC, employee pension and welfare benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers, such benefits to commence as of a date determined by BB&T-SC which is not later than January 1 following the close of the year in which First Federal Bank is merged into BB&T or one of its subsidiaries. Until that date, FirstSpartan plans that BB&T determines provide benefits of the same type or class as a corresponding BB&T plan will continue in effect for the employees until such employees become eligible to become a participant in the corresponding BB&T plan. Mr. Painter's employment agreement provides that in applying employee plans of BB&T having a waiting period for eligibility or vesting, service by Mr. Painter with FirstSpartan and its subsidiaries shall be deemed to be service with BB&T for purposes of determining eligibility to participate and vesting, but not for the purposes of benefit accrual.

   Mr. Painter's agreement provides that, after 60 days after completion of conversion of FirstSpartan's data services systems to those of BB&T-SC, he may relinquish his responsibilities as Senior Vice President of BB&T-SC and become an independent consultant to BB&T-SC. As an independent consultant, Mr. Painter would render services as an independent contractor (and not as an employee) in the nature of customer and community relations, business development, employee relations and general advice and assistance relating to BB&T-SC's customers and employees and to the growth and development in the Spartanburg, South Carolina area of the business of BB&T-SC. These services would be rendered at times and on a schedule determined by Mr. Painter, and reasonably convenient to both BB&T-SC and Mr. Painter. Mr. Painter would not be required to maintain records of hours worked or to work in accordance with any fixed schedule during the portion of the agreement's term that he is a consultant.

   During the consulting period, Mr. Painter's employment agreement would continue in full force and effect in accordance with its terms, except that Mr. Painter would not be entitled during the consulting period to receive base salary, bonuses, stock options or employee benefits on the same basis as he would as an employee of BB&T-SC. Instead, he would receive during the consulting period, as compensation for the consulting services and in consideration of covenants not to compete that he has made in the agreement, an annual amount equal to his annual base salary rate in effect immediately preceding the start of the consulting period, payable in substantially equal monthly installments. In addition, in consideration of his consulting services and his noncompetition covenants, he would be provided:

  . health insurance and life insurance benefits comparable to the group employee benefits which BB&T-SC may from time to time extend to its officers, at a cost to Mr. Painter no greater than the cost to such officers;

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

  . a retirement benefit payable directly by BB&T-SC economically equivalent to the benefit he would have received under BB&T-SC's defined benefit pension plan (and reduced by any duplicative benefits payable under such defined benefit plan) if he had been an employee of BB&T-SC during the consulting period, payable in accordance with the same payment options as are available under such defined benefit plan at the end of the agreement's term;

  . a benefit economically equivalent to the benefit he would have been entitled to receive under BB&T-SC's Section 401(k) plan if he were a participant in such plan, based on compensation deferrals by Mr. Painter during the Consulting Period and investment performance of investment options available under such plan as selected from time to time by Mr. Painter, payable in accordance with the same payment options as are available under such plan at the end of the term of the agreement; and

  . the disability benefits otherwise provided for in the agreement or economically equivalent benefits.

   The employment agreement of Mr. Painter also provides that, in the event of his termination of service (as an employee or consultant) during the term of his employment agreement by reason of his death or disability, he or his estate, as appropriate, shall be entitled to receive (i) unless previously paid, the payment of $225,000 that is conditional upon substantial completion of the conversion of the data services systems of FirstSpartan to those of BB&T-SC (without regard to whether the conversion of FirstSpartan's data services systems has been completed as of the date of death or disability) and
(ii) the payments and benefits he would have received had the consulting period commenced on the date immediately preceding his termination date (determined without regard to whether Painter could have exercised his right to provide consulting services as of such date) and continued through the expiration of the term of the employment agreement in the same manner and to the same extent as if Mr. Painter had provided consulting services through such date.

   The employment agreements for Messrs. Simpson, Brantley and Sinclair provide that the employee may elect by notice to BB&T-SC to terminate his employment with BB&T-SC, and to terminate his employment agreement, at any time during the thirty-day period following the earlier to occur of: (i) six months following the effective date, or (ii) sixty days following completion of conversion of the operating systems of FirstSpartan to the operating systems of BB&T-SC. In the event Mr. Simpson terminates his employment pursuant to such notice, Mr. Simpson will receive from BB&T-SC a lump sum cash payment of $430,000 payable within ten days following the date of his termination of employment. In the event Mr. Sinclair terminates his employment pursuant to such notice, Mr. Sinclair will receive from BB&T-SC a lump sum cash payment of $500,000 payable within ten days following the date of his termination of employment. In the event Mr. Brantley terminates his employment pursuant to such notice, he will receive from BB&T-SC a lump sum cash payment of $480,000 payable within ten days following the date of his termination of employment. Such payments are subject to deductions and withholdings for taxes as required by law. Following any such termination, the provisions of the employment agreement will no longer be applicable, except that the noncompetition covenants will be applicable until the first anniversary of the date of such termination and the confidentiality covenants shall continue to be applicable. In the event of the Employee's death or disability before the last day on which the employee could have exercised the special option to terminate employment described in this paragraph, the employee will be deemed to have exercised such special option on the date preceding his termination of employment, and the Employee or the employee's estate, as appropriate, will receive the payment specified in this paragraph in lieu of any other payment or benefit provided herein. None of Messrs. Simpson, Brantley or Sinclair may be terminated by BB&T-SC without cause prior to expiration of the foregoing thirty-day period.

   Each employment agreement provides that, if BB&T-SC terminates the employee's employment other than because of disability or for cause and if the employee complies with certain noncompetition provisions, he will be entitled to receive as "Termination Compensation" an annual payment equal to the highest amount of cash compensation (including bonuses) received during any of the preceding three calendar years for the period commencing on the date of the termination and ending at the end of the original term of the agreement. In addition, each employee will continue to receive health, retirement and other group employee benefits from

BB&T-SC on the same terms as were in effect before the termination, either under BB&T-SC's plans or comparable coverage, during the time payments of Termination Compensation are made.

   Each employment agreement further provides that, in the event of a "Change of Control" (as defined below) of BB&T-SC or BB&T, the employee may voluntarily terminate employment for "Good Reason" (as defined below) until twelve months after the Change of Control and in lieu of any other benefits or payments herein provided (a) shall be entitled to receive in a lump sum (1) any compensation due but not yet paid through the date of termination and (2) in lieu of any further salary payments from the date of termination to the end of the term of the agreement, an amount equal to his Termination Compensation times 2.99 (in the case of Mr. Painter, the amount described in (2) shall not be in lieu of any salary payments from the date of termination to the end of the agreement), and (b) shall continue for the remainder of the term of the agreement to receive health insurance coverage and other group employee welfare benefits on the same terms as were in effect either (1) at the date of termination or (2) if such plans and programs in effect before the Change of Control were, considered together as a whole, materially more generous to the officers of BB&T-SC than such plans and programs, at the date of the Change of Control.

   "Good Reason" means any of the following events occurring without the consent of the employee in question:

  . the assignment to him of duties inconsistent with the position and status of the offices and positions held with BB&T-SC immediately before the Change of Control;

  . a reduction in his base salary (or in the case of Mr. Painter a reduction in his pay grade or base salary) as then in effect, or his exclusion from participation in benefit plans in which he participated immediately before the Change in Control (or in the case of Mr. Painter benefit plans in which Mr. Painter previously participated as in effect at the effective time or as the same may be increased from time to time during the term of his agreement);

  . an involuntary relocation of him more than 30 miles from the location where he worked immediately before a Change in Control, or BB&T-SC's breach of any material provision of the employment agreement; or

  . any purported termination of his employment by BB&T-SC not effected in accordance with the employment agreement.

   A "Change of Control" would be deemed to occur if:

  . any person or group of persons (as defined in the Securities Exchange Act of 1934) together with its affiliates, excluding employee benefit plans of BB&T-SC or BB&T, is or becomes the beneficial owner of securities of BB&T-SC or BB&T representing 20% or more of the combined voting power of BB&T-SC's or BB&T's then outstanding securities;

  . as a result of a tender offer or exchange offer for the purchase of securities of BB&T-SC or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board;

  . the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity, regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately beforehand continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation;

  . the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; or

  . any other event occurs that the BB&T Board determines should constitute a Change of Control.

   If any of the payments to be made under any of the employment agreements would constitute a "parachute payment," as defined in Section 280G of the Internal Revenue Code and are made on account of, or accelerated as to vesting or time of payment as a consequence of a Change of Control, such payments would be reduced by the smallest amount necessary so that no portion of such payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceeds three times the "base amount," which is generally defined as an individual's annualized includable compensation for the "base period," which is generally the most recent five taxable years ending before the date of the change in control. Sections 280G and 4999 of the Internal Revenue Code generally provide that if "parachute payments" are paid to an individual, everything above the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.

   Each employment agreement provides that for any taxable year(s) in which the employee is liable for the payment of an excise tax under Section 4999 of the Internal Revenue Code (or any successor provision thereto) (the "Excise Tax") with respect to any payment or benefit by FirstSpartan, its subsidiaries, BB&T or BB&T-SC (except for certain payments or benefits resulting from a Change of Control of BB&T or BB&T-SC), BB&T-SC shall pay to the employee an additional amount (the "Reimbursement Payment") such that the net amount of the payments or benefits retained by the employee after deduction of any Excise Tax imposed on the employee and any interest charges or penalties in respect of the imposition of the Excise Tax and income taxes subject to the Reimbursement Payment is equivalent, on an after-tax basis, to the amount that the employee would have retained if the Excise Tax had not been imposed. For purposes of determining the Reimbursement Payment, the employee is deemed to be taxed at the highest federal, state and local marginal rates (taking into account any phase-out of otherwise available deductions or exemptions) in the calendar year in which the Reimbursement Payment is to be made, net of the maximum reduction of federal income taxes that may be obtained from the deduction of state and local income taxes.

   In addition to the foregoing, BB&T-SC (or its successors) will indemnify the employee from any and all losses and expenses which the employee incurs as a result of any administrative or judicial review of the employee's liability for the Excise Tax by the Internal Revenue Service or any comparable state agency through a final judicial determination or final administrative settlement of any dispute arising out of the employee's liability for the Excise Tax or otherwise relating to the classification for purposes of Section 280G of the Internal Revenue Code of any payment or benefit in the nature of compensation made or provided to the employee during his employment with FirstSpartan, its subsidiaries, BB&T, or BB&T-SC.

   The employment agreements will supersede any employment agreements or change of control arrangements which any of the employees had with FirstSpartan or any of its subsidiaries.

 BB&T-SC Board of Directors; Advisory Board

   The merger agreement provides that Billy L. Painter, President and Chief Executive Officer of FirstSpartan, will be elected to BB&T-SC's board of directors as of the effective time of the merger. Members of the BB&T-SC Board who are not employees of BB&T or any of its affiliates are entitled to receive fees for service on the board in accordance with BB&T's policies as in effect from time to time.

   At the effective time of the merger, BB&T will offer: (i) each member of the FirstSpartan Board and each director emeritus of FirstSpartan a seat on BB&T's advisory board for the Spartanburg, South Carolina area, and (ii) the FirstSpartan advisory directors in Greer, South Carolina a seat on BB&T's advisory board for the Greer, South Carolina area. Membership of any person on any advisory board will be conditional upon BB&T's receipt of a noncompetition agreement from such person. For two years after the effective time, those members of the BB&T advisory boards will receive, as compensation for service on the advisory board, member's fees (annual retainer and attendance fees) at least equal in amount each year to those received as of August 1, 2000 by directors of FirstSpartan. These BB&T advisory board members will thereafter receive fees in accordance with BB&T's standard schedule of advisory board service fees, as in effect from time to time. For two years after the effective time, none of these board members may be prohibited from serving because he or she has reached the maximum age for service, which is currently age 70.

 Indemnification of Directors and Officers

   The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the effective time directors' and officers' liability insurance covering directors and officers of FirstSpartan for acts or omissions occurring before the effective time. This insurance will provide at least the same coverage and amounts as contained in FirstSpartan's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 150% of the annual premium payments on FirstSpartan's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to that amount. BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of FirstSpartan or a FirstSpartan subsidiary before the effective time of the merger from any acts or omissions in such capacities before the effective time of the merger to the extent such indemnification is provided under the certificate of incorporation or bylaws of FirstSpartan and is permitted under the North Carolina Business Corporation Act and the Delaware General Corporation Law and to advance indemnifiable expenses as incurred to the extent permitted by the certificate of incorporation or bylaws of FirstSpartan on the date of the merger agreement and permitted under the Delaware General Corporation Law and the North Carolina Business Corporation Act.

Regulatory Considerations

   Financial holding companies (such as BB&T) and savings and loan holding companies (such as FirstSpartan) and their depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Financial holding companies that own one or more commercial banks are considered bank holding companies under state and federal law for certain transactions, including the merger. Detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Form 10-K of BB&T and of FirstSpartan which are incorporated by reference in this proxy statement/prospectus. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies. See "Where You Can Find More Information" on page 59.

   The merger and the subsidiary bank merger are subject to regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

 The Merger

   The merger is subject to approval by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. In considering a transaction such as the merger, this Act requires the Federal Reserve to determine whether the merger reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration includes an evaluation by the Federal Reserve of the financial and managerial resources of BB&T and its subsidiaries, and FirstSpartan and its subsidiaries, and the effect of the proposed transaction on those resources, as well as whether the merger would result in a monopoly or otherwise would substantially lessen competition. By statute, the Federal Reserve is required to forward a copy of the notice to the Office of Thrift Supervision for its review and comment. However, because bank holding companies that acquire savings institutions are exempt from the provisions of the federal law relating to savings and loan holding companies, BB&T is not required to file a separate application with the Office of Thrift Supervision for approval of the merger.

   The merger also is subject to approval by the South Carolina Board of Financial Institutions under the savings and loan holding company provisions of the South Carolina Code. This law permits a company, such as BB&T, to directly or indirectly acquire a South Carolina association, such as First Federal Bank, if the South Carolina Board approves the transaction. In its review of the merger, the South Carolina Board is required to consider, among other things, whether the effect of the merger may be to substantially lessen competition or to tend to create a monopoly, or whether the merger would in any manner be in restraint of trade, such that the anticompetitive effects of the merger are not clearly outweighed in the public interest by the probable effect of the merger in meeting the convenience and needs of the community to be served.

   All of the required applications and notices for the merger were submitted to the appropriate regulatory agencies, and BB&T received approval to undertake the merger from the Federal Reserve Bank of Richmond, under delegated authority, on November 17, 2000.

 The Subsidiary Bank Merger

   Although not required by the terms of the merger agreement or the plan of merger, BB&T expects to merge First Federal Bank into BB&T-SC during the third quarter of 2001. The subsidiary bank merger is subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the subsidiary bank merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if the effect of the subsidiary bank merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the subsidiary bank merger are clearly outweighed in the public interest by the probable effect of the subsidiary bank merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by the institutions. Applicable regulations also require publication of notice of the applications for approval of the subsidiary bank merger and an opportunity for the public to comment on the application in writing and to request a hearing.

   The South Carolina Board also must approve the subsidiary bank merger under the bank merger provisions of the South Carolina Code.

   The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the exchange ratio for converting FirstSpartan common stock into BB&T common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Accounting Treatment

   It is anticipated that BB&T will account for the merger using the purchase method of accounting. Under this accounting method, BB&T will record the acquired identifiable assets and liabilities assumed at the fair market value at the time of completion of the merger. Any excess of the cost of FirstSpartan and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed will be recorded as goodwill. Any goodwill recorded is expected to be amortized over the period of expected benefit. BB&T's reported income will include the operations of FirstSpartan after the acquisition, based on the cost of the transaction. Financial statements of BB&T issued after completion of the merger would reflect the impact of FirstSpartan. Financial statements of BB&T issued after completion of the merger would not be restated retroactively to reflect FirstSpartan's historical financial position or results of operations. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method of accounting. See "Summary--Comparative Per Share Data" on page 8.

Stock Option Agreement

 General

   As a condition to BB&T entering into the merger agreement, FirstSpartan granted BB&T an option to purchase up to 740,300 newly issued shares of FirstSpartan common stock (subject to adjustment in certain circumstances) at a price of $21.25 per share (also subject to adjustment under certain circumstances). The purchase of any shares of FirstSpartan common stock pursuant to the option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, and to BB&T's compliance with its covenants in the merger agreement.

   Certain aspects of the option agreement may have the effect of discouraging persons who, before the effective time, might be interested in acquiring all of, or a significant interest in, FirstSpartan from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to stockholders of FirstSpartan with a higher current market price than the BB&T common stock to be received for FirstSpartan common stock pursuant to the merger agreement. Consequently, the option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms set forth in the merger agreement.

   The option agreement is filed as an exhibit to the registration statement, of which this proxy statement/ prospectus is a part, and the following discussion is qualified in its entirety by reference to the option agreement. See "Where You Can Find More Information" on page 59.

 Exercisability

   If BB&T is not in material breach of the option agreement or its covenants and agreements contained in the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, BB&T may generally exercise the option, in whole or in part, at any time and from time to time prior to its termination, as described below, following the happening of either of the following events (each a "Purchase Event"):

  . without BB&T's prior consent, FirstSpartan authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (a) a merger, consolidation or similar transaction involving FirstSpartan or any of its significant subsidiaries, (b) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of FirstSpartan and its subsidiaries or (c) the issuance, sale or other disposition of securities representing 15% or more of the voting power of FirstSpartan or any of its significant subsidiaries; or

  . any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 15% or more of the outstanding shares of FirstSpartan common stock.

   The obligation of FirstSpartan to issue shares of FirstSpartan common stock upon exercise of the option will be deferred (but will not terminate) (a) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or (b) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.

 Termination

   The option will terminate upon the earliest to occur of the following events: (a) the effective time of the merger; (b) the termination of the merger agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by FirstSpartan of a covenant or agreement in the merger agreement or an inaccuracy in FirstSpartan's representations or warranties in the merger agreement of a nature entitling BB&T to terminate (a "Default Termination"); (c) 12 months after a Default Termination; (d) 12 months after termination of the merger agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) 12 months after a termination of the merger agreement based on the failure of the stockholders of FirstSpartan to approve the merger agreement.

   A "Preliminary Purchase Event" is defined as either of the following:

  . the commencement by any third party of a tender or exchange offer such that it would thereafter own 15% or more of the outstanding shares of FirstSpartan common stock or the filing of a registration statement with respect to such an offer; or

  . the failure of the stockholders of FirstSpartan to approve the merger agreement, the failure of the meeting to have been held, the cancellation of the meeting prior to the termination of the merger agreement or the FirstSpartan Board having withdrawn or modified in any manner adverse to BB&T its recommendations with respect to the merger agreement, in any case after a third party: (a) proposes to engage in an Acquisition Transaction, (b) commences a tender offer or files a registration statement under the Securities Act of 1933 with respect to an exchange offer such that it would thereafter own 15% or more of the outstanding shares of FirstSpartan common stock or (c) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

To the knowledge of BB&T and FirstSpartan, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this proxy statement/prospectus.

 Adjustments

   The option agreement provides for certain adjustments in the option in the event of any change in FirstSpartan common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or in the event of the issuance of any additional shares of FirstSpartan common stock before termination of the option.

 Repurchase Rights

   At the request of the holder of the option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), FirstSpartan must, if the option has not terminated, and subject to any required regulatory approval, repurchase from the holder (a) the option and (b) all shares of FirstSpartan common stock purchased by the holder pursuant to the option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

  . the aggregate purchase price paid by the holder for any shares of FirstSpartan common stock acquired pursuant to the option with respect to which the holder then has beneficial ownership, plus

  . the excess, if any, of (a) the Applicable Price (as defined in the option agreement) for each share of FirstSpartan common stock over the purchase price, multiplied by (b) the number of shares of FirstSpartan common stock with respect to which the option has not been exercised, plus

  . the product of (a) the excess, if any, of the Applicable Price over the purchase price paid (or payable in the case of the exercise of the option for which the closing date has not occurred) by the holder for each share of FirstSpartan common stock with respect to which the option has been exercised and with respect to which the holder then has beneficial ownership (or the right to beneficial ownership if the option is exercised but the closing date has not occurred) multiplied by (b) the number of such shares.

   A "Repurchase Event" occurs if: (a) any third party or "group" (as defined under the Securities Exchange Act of 1934) acquires beneficial ownership of 50% or more of the then outstanding shares of FirstSpartan common stock, or (b) any of the merger or other business combination transactions set forth in the paragraph below describing substitute options is completed.

 Substitute Options

   If, before the termination of the option agreement, FirstSpartan enters into an agreement:

  . to consolidate with or merge into any third party and FirstSpartan will not be the continuing or surviving corporation of the consolidation or merger;

  . to permit any third party to merge into FirstSpartan with FirstSpartan as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of FirstSpartan common stock are changed into or exchanged for stock or other securities of FirstSpartan or any other person or cash or any other property, or the outstanding shares of FirstSpartan common stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

  . to permit any third party to acquire all of the outstanding shares of FirstSpartan common stock pursuant to a statutory share exchange; or

  . to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the option will be converted or exchanged for an option to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of FirstSpartan's assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the substitute option and the exercise price per share will be determined in accordance with a formula in the option agreement. To the extent possible, the substitute option will contain terms and conditions that are the same as those in the option agreement.

 Registration Rights

   The option agreement grants to BB&T and any permitted transferee of the option certain rights to require FirstSpartan to prepare and file a registration statement under the Securities Act of 1933 for a period of 24 months following termination of the merger agreement if registration is necessary in order to permit the sale or other disposition of any or all shares of FirstSpartan common stock or other securities that have been acquired by or are issuable upon exercise of the option.

Effect on Employee Benefit Plans and Stock Options

 Employee Benefit Plans

   As of a date (the "benefit plan date") determined by BB&T to be not later than the first day following the calendar year during which First Federal Bank is merged into BB&T or one of its subsidiaries, BB&T will cause FirstSpartan's 401(k) plan either to be merged with BB&T's 401(k) plan to be frozen or to be terminated, as determined by BB&T and subject to receipt of applicable regulatory approvals. Each employee of FirstSpartan at the effective time of the merger who (a) is a participant in FirstSpartan's 401(k) plan, (b) becomes an employee of BB&T or a BB&T subsidiary (a "BB&T employer") immediately after the effective time, and (c) continues in the employment of a BB&T employer until the benefit plan date, will be eligible to participate in BB&T's 401(k) plan as of that date. Any other former employee of FirstSpartan who is employed by a BB&T employer on or after the benefit plan date will be eligible to participate in BB&T's 401(k) plan upon complying with eligibility requirements. All rights to participate in BB&T's 401(k) plan are subject to BB&T's right to amend or terminate the plan. BB&T will maintain FirstSpartan's 401(k) plan for the benefit of participating employees until the benefit plan date. In administering BB&T's 401(k) plan, service with FirstSpartan and its subsidiaries will be deemed service with BB&T for participation and vesting purposes, but not for benefit accrual purposes.

   Each employee of FirstSpartan or a FirstSpartan subsidiary at the effective time who becomes an employee of a BB&T employer immediately after the effective time (a "transferred employee") will be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer, subject to the terms of the plans and programs, as of the benefit plan date with respect to each such plan or program, conditional upon the transferred employee's being employed by the BB&T employer as of the benefit plan date and subject to complying with eligibility requirements of the respective plans and programs. With respect to health care coverage, participation in BB&T's plans may be subject to availability of HMO options. In any case in which HMO coverage is not available, substitute coverage will be provided that may not be fully comparable to the HMO coverage. With respect to any benefit plan or program of FirstSpartan that a BB&T employer determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the BB&T employer, the BB&T employer will continue the FirstSpartan plan or program in effect for the benefit of the transferred employees so long as they remain eligible to participate and until they become eligible to participate in the corresponding plan or program maintained by the BB&T employer (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the BB&T employer to terminate the plan or program). For purposes of administering these plans and programs: (a) service with FirstSpartan will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable) in such plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise described below); and (b) each transferred employee will receive credit for any deductible amounts and out-of-pocket expenses paid prior to the applicable benefit plan determination date (to the same extent such credit was given under the analogous FirstSpartan plan prior to such benefit plan determination date) in satisfying any applicable deductibles or out-of-pocket expenses.

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

   Except to the extent of commitments in the merger agreement or other contractual commitments specifically made or assumed by BB&T, neither BB&T nor any BB&T employer will have any obligation arising from the merger to continue any transferred employees in its employ or in any specific job or to provide to any transferred employee any specified level of compensation or any incentive payments, benefits or perquisites. Each transferred employee who is terminated by a BB&T employer after the Effective Time, excluding any employee who has a then-existing contract providing for severance or who is participating in FirstSpartan's severance compensation plan, will be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that the employee is entitled to severance pay under that policy. Such an employee's service with FirstSpartan or a FirstSpartan subsidiary will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

   BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements that FirstSpartan and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any agreements are superseded or terminated at the effective time of the merger or thereafter. Except for these agreements and except as otherwise described above, the employee benefit plans of FirstSpartan will be frozen, terminated or merged into comparable plans of BB&T, as BB&T may determine in its sole discretion.

   Prior to the effective time of the merger, FirstSpartan has agreed to terminate First Federal's Employee Stock Ownership Plan. As soon as practicable following completion of the merger, the trustee of the plan will repay any outstanding indebtedness of such plan and allocate shares of FirstSpartan common stock to the participants in such plan in accordance with its terms. No purchase shall be made of shares of FirstSpartan common stock after the date of the merger agreement.

 Stock Options

   At the effective time, each then outstanding stock option granted under FirstSpartan's 1997 Stock Option Plan will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options as described below, BB&T will assume each of these stock options in accordance with the terms of the FirstSpartan plan, except that (a) BB&T and the compensation committee of the BB&T Board will be substituted for FirstSpartan and its compensation committee with respect to administering its stock option plan, and (b) each stock option may be exercised solely for shares of BB&T common stock.

   As an alternative to assuming the stock options, BB&T may choose to substitute options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other comparable plan for all or a part of the FirstSpartan stock options, subject to the conditions that such substitution will not constitute a modification, extension or renewal of any such stock options, and that the substituted options continue in effect on the same terms and conditions provided in FirstSpartan's stock option plan and the stock option agreements relating to the options.

   BB&T will deliver to each participant in the stock option plan who receives converted or substitute options an appropriate notice setting forth the participant's rights with respect to the converted or substitute options.

   Each stock option that is an incentive stock option will be adjusted as required by Section 424 of the Internal Revenue Code to continue as an incentive stock option and not to constitute a modification, extension or renewal within the meaning of Section 424(h) of the Internal Revenue Code.

   BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. As soon as practicable after the effective time, if it has not already done so and to the extent FirstSpartan then has a registration statement in effect or an obligation to file a registration statement, BB&T will file a registration statement under the Securities Act of 1933 with respect to the shares of BB&T common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the related prospectus or prospectuses) for so long as the converted or substitute options remain outstanding.

   Based on stock options outstanding as of the date of the merger agreement and subsequent exercises, options to purchase an aggregate of approximately 421,082 shares of FirstSpartan common stock may be outstanding at the effective time. Any shares of FirstSpartan common stock issued pursuant to the exercise of stock options under the stock option plan before the effective time will be converted into shares of BB&T common stock and cash instead of any fractional share interest in the same manner as other outstanding shares of FirstSpartan common stock.

   Eligibility to receive stock option grants after the effective time of the merger will be determined by BB&T in accordance with its plans and procedures and subject to any contractual obligations.

Restrictions on Resales by Affiliates

   The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an affiliate of FirstSpartan for purposes of Rule 145 under the Securities Act. Affiliates include generally directors, executive officers and beneficial owners of 10% or more of any class of capital stock of FirstSpartan. Affiliates may sell their shares of BB&T common stock acquired in the merger only in transactions that are registered under the Securities Act, permitted by the resale provisions of Rules 145 under the Securities Act, or as otherwise permitted by the Securities Act. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

   FirstSpartan has agreed to use its best efforts to cause each person who may be deemed to be an affiliate of FirstSpartan to execute and deliver to BB&T a written agreement stating, among other things, that the affiliate will not offer to sell, transfer or otherwise dispose of any of the BB&T common stock issued to that affiliate in the merger except in accordance with the above restrictions.

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

                             INFORMATION ABOUT BB&T

General

   BB&T is a financial services holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland, Washington D.C., Georgia, West Virginia and Kentucky primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland, Washington D.C., West Virginia, Georgia and Kentucky. BB&T's principal commercial bank subsidiaries are Branch Banking and Trust Company ("BB&T-NC"), Branch Banking and Trust Company of South Carolina ("BB&T-SC") and Branch Banking and Trust Company of Virginia ("BB&T-VA"), excluding bank subsidiaries of recently acquired bank holding companies that are expected to be merged into BB&T-NC during 2000. The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T-SC, BB&T-VA and Scott and Stringfellow, Inc.

Operating Subsidiaries

   BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 335 banking offices throughout North Carolina, 58 offices in metropolitan Washington, D.C. and Maryland, 102 offices in Georgia, 83 offices in West Virginia and 10 offices in Kentucky. BB&T-NC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., a wholly owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. Other subsidiaries of BB&T-NC include Raleigh, North Carolina-based BB&T Insurance Services, Inc., which offers life, property and casualty and title insurance on an agency basis, and Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

   BB&T-SC serves South Carolina through 90 banking offices. BB&T-SC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments and individuals.

   BB&T-VA offers a full range of commercial and retail banking services through 145 banking offices throughout Virginia.

   Scott & Stringfellow, Inc. provides services in retail brokerage, institutional equity and debt underwriting, investment advice, corporate finance, equity trading and equity research. In May 1999, it was merged with another subsidiary of BB&T, Craigie Incorporated, which specialized in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets.

   BB&T also has a number of other operating subsidiaries. Regional Acceptance Corporation specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles. BB&T Factors Corporation buys and manages account receivables primarily in the furniture, textile and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

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

Acquisitions

   BB&T's profitability and market share have been enhanced through internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

   On January 13, 2000, BB&T acquired Premier Bancshares Inc. in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, Premier operated 32 banking offices in Atlanta and northwest Georgia and, though Premier Lending, 10 mortgage banking offices. The acquisition of Premier expanded BB&T's presence in the metropolitan Atlanta market. Premier Bank, a subsidiary bank of BB&T (as the successor to Premier), was merged into BB&T-NC during the third quarter of 2000.

   On June 14, 2000, BB&T acquired Hardwick Holding Company in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, Hardwick operated nine banking offices in northwest Georgia. It is expected that Hardwick Bank & Trust and First National Bank of Northwest Georgia, subsidiary banks of BB&T (as the successor to Hardwick), will be merged into BB&T-NC during the second quarter of 2001.

   On June 16, 2000, BB&T acquired First Banking Company of Southeast Georgia in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, First Banking Company operated 12 banking offices in southeast Georgia. The acquisition of First Banking Company expanded BB&T's presence into southeast Georgia, including specifically the Savannah area. It is expected that First Bulloch Bank & Trust Company of Statesboro, Metter Banking Company of Metter, First National Bank of Effingham and Wayne National Bank of Jesup, subsidiary banks of BB&T (as the successor to First Banking Company), will be merged into BB&T-NC during the second quarter of 2001.

   On July 6, 2000, BB&T acquired One Valley Bancorp in a tax-free transaction accounted for as a pooling of interests that gave BB&T the top market share, as measured by deposits, in West Virginia. One Valley, with $6.6 billion in assets, was the parent company to nine community banks with 125 branches, 77 in West Virginia and 48 in Virginia. One Valley also operated a trust division, discount brokerage subsidiary and insurance agencies. The former banking subsidiaries of One Valley (now subsidiary banks of BB&T as the successor to One Valley) were merged into BB&T-NC or BB&T-VA during the fourth quarter of 2000.

   On July 27, 2000, BB&T announced that it had agreed to acquire FCNB Corp of Frederick, Maryland in a tax-free transaction to be accounted for as a pooling of interests. In the transaction, valued at $226.5 million based on BB&T's closing price on July 26, FCNB stockholders would receive 0.725 shares of BB&T common stock for each share of FCNB common stock. FCNB, with $1.6 billion in assets, operates 34 banking offices through its banking subsidiary, FCNB Bank, primarily in Frederick and Montgomery counties of central Maryland. The acquisition, which is expected to be completed in the first quarter of 2001, would expand BB&T's presence in economically strong central Maryland and the fast-growing Washington, D.C., corridor.

   On August 23, 2000, BB&T announced that it had agreed to acquire BankFirst Corporation in a tax-free transaction to be accounted for as a purchase. In the transaction, valued at $149.7 million based on BB&T's closing price on August 22, 2000, BankFirst shareholders would receive 0.4554 shares of BB&T common stock for each share of BankFirst common stock and 1.406 shares of BB&T common stock for each share of BankFirst preferred stock. BankFirst, with $848.8 million in assets operates 32 offices in Knox, Sevier, Blount, Loudon, McMinn and Jefferson Counties of Tennessee through its banking subsidiaries. The acquisition, which is expected to be completed in the first quarter of 2001, will give BB&T its first entry into Tennessee and expand its presence along Interstate 75 and Interstate 81.

   BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, are frequently anticipated.

Capital

   The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles. This is called Tier 1 capital. The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total capital. At September 30, 2000, BB&T's Tier 1 and total capital ratios were 9.3% and 12.1%, respectively. Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of forms of short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

   The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating. Bank holding companies that do not meet the specified criteria generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at September 30, 2000 was 6.9%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

   The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of September 30, 2000.

Deposit Insurance Assessments

   The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits required by law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund of the FDIC. However, approximately 33.2% of the deposits of BB&T-NC, BB&T-SC and BB&T-VA are subject to assessments imposed by the Savings Association Insurance Fund of the FDIC.

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

   For the semi-annual period beginning July 1, 2000, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing both BIF-insured deposits and SAIF-insured deposits an additional 2.02 basis points per $100 of deposits on an annualized basis to cover those obligations.

   You can find additional information about BB&T in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 (as amended on Form 10-Q/A filed on June 5, 2000), June 30, 2000 and September 30, 2000, and Current Reports on Form 8-K filed January 12, 2000, February 7, 2000, February 9, 2000, April 11, 2000, April 28, 2000, July 18, 2000, July 27, 2000, August 23, 2000,
September 6, 2000, October 12, 2000, October 26, 2000, October 27, 2000, and October 30, 2000, all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 59.

                         INFORMATION ABOUT FIRSTSPARTAN

   FirstSpartan Financial Corp. is a unitary thrift holding company. Its principal business activities are conducted through its wholly owned subsidiary, First Federal Bank, which is a federally chartered savings bank. First Federal conducts its business from its main office and ten branch offices, all of which are located in South Carolina. Nine of First Federal's offices are located in Spartanburg County and two are located in Greenville County. The deposits of First Federal are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation.

   First Federal is a community oriented financial institution whose business historically has been focused on the origination and servicing of residential mortgage loans and attracting retail deposits (principally certificates of deposit and savings accounts) from the general public. In recent years, First Federal has diversified its products and now offers a full range of consumer and commercial products and services.

   You can find additional information about FirstSpartan in FirstSpartan's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, a copy of which accompanies this proxy statement/prospectus, Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and Current Report on Form 8-K filed September 8, 2000, all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 59.

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

   The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $5.00 per share. As of November 30, 2000, there were 395,951,280 shares of BB&T common stock issued and outstanding (excluding shares that may be issued in pending acquisitions). There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan" on page 48. Based on the number of shares of FirstSpartan common stock outstanding at the record date, it is estimated that approximately 3,720,270 shares of BB&T common stock would be issued in the merger.

BB&T Common Stock

   Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board may set for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholder rights plan provide that the holders will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

   The transfer agent and registrar for BB&T common stock is BB&T-NC. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

   Under BB&T's articles of incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T. See "--Shareholder Rights Plan" below.

Shareholder Rights Plan

   BB&T has adopted a shareholder rights plan that grants BB&T's shareholders the right to purchase securities or other property of BB&T upon the occurrence of certain triggering events involving a potentially hostile takeover of BB&T. Like other shareholder rights plans, BB&T's plan is intended to give the BB&T Board the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether it is in the best interests of BB&T and its shareholders and to encourage potential hostile acquirors to negotiate with the BB&T Board. BB&T's plan, also like other shareholder rights plans, could also have the unintended effect of discouraging a business combination that shareholders believe to be in their best interests.

   The terms of the rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and BB&T-NC, as Rights Agent and are summarized below:

   On December 17, 1996, the BB&T Board declared a dividend of one right for each outstanding share of BB&T common stock, payable to shareholders of record at the close of business on January 17, 1997. One right has also been distributed, and will also be distributed in the future, for each share of BB&T common stock issued including shares to be issued to FirstSpartan stockholders in connection with the merger, between January 17, 1997 and the occurrence of a "distribution date," as described in the next paragraph. Each right entitles the holder to purchase from BB&T 1/100th of a share of BB&T Junior Preferred Stock (which is substantially equivalent to one share of BB&T common stock) at a price of $145.00, subject to anti-dilution adjustments, or, under certain circumstances, other securities or property.

   Initially, the rights are attached to all BB&T common stock certificates and are not exercisable until a distribution date occurs. A "distribution date" will occur, and the rights will separate from shares of BB&T common stock and become exercisable, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (b) 10 business days following the commencement of a tender offer or exchange offer (or the offeror's receipt of regulatory or shareholder approval of a tender offer or exchange offer) that would, if completed, result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T Board declares any person to be an "adverse person," as described in the next paragraph.

   The BB&T Board will declare a person to be an adverse person upon its determinations (a) that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (1) the beneficial ownership by the person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by the person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking the action or entering into such transactions or series of transactions at that time or (2) the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (3) the beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

   As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of BB&T common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T common stock issued before the distribution date will be issued with rights.

   It is expected that as long as the rights are exercisable only for 1/100th of a share of BB&T Junior Preferred Stock at an exercise price of $145.00, BB&T's shareholders would not find it economic to exercise the rights. However, under the circumstances described below, the rights may be exercised for an amount of BB&T common stock or other property (including BB&T Junior Preferred Stock) having a value equal to two times the exercise price. The Rights Agreement provides that if the BB&T Board determines that a person is an adverse person or, at any time following the distribution date, a person becomes the beneficial owner of 25% or more of then outstanding shares of BB&T common stock, a holder of a right will thereafter have the right to receive at the time specified in the Rights Agreement, in lieu of 1/100th of a share of BB&T Junior Preferred Stock, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under clause (a). Following any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person or adverse person will be null and void. Rights will not become exercisable, however, until such time as they are no longer redeemable by BB&T as set forth below.

   For example, at an exercise price of $145.00 per right, each right not owned by an acquiring person or an adverse person (or by certain related parties) following a triggering event described in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T common stock (or cash, securities or other property, as noted above) for $145.00. Assuming that the BB&T common stock was determined as provided in the Rights Agreement to have a value of $29.00 at such time the holder of each valid right would be entitled to purchase 10 shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T Board, each right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to five shares of BB&T common stock (or cash, securities or other property, as noted above).

   In addition, if, at any time following the date on which there has been a public announcement that an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, a holder of a right (except rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

   The purchase price payable, and the number of shares of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution if certain events occur.

   The rights expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

   In general, BB&T may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time until 10 business days following the public announcement that an acquiring person has become such or, if earlier, the effective date of any declaration by the BB&T Board that any person is an adverse person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an acquiring person or adverse person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other acquiring persons or adverse persons.

   Until a right is exercised, the holder will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company.

   Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person or adverse person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

   The Rights Agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the Securities and Exchange Commission. This registration statement and the Rights Agreement are incorporated by reference in this proxy statement/prospectus, and we refer you to them for the complete terms of the Rights Agreement and the rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "Where You Can Find More Information" on page 59.

Other Anti-Takeover Provisions

   Provisions of the North Carolina Business Corporation Act, or NCBCA, and BB&T's articles of incorporation and bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

 Control Share Acquisition Act

   The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of Stockholders' Rights--Anti-takeover Statutes" on page 55.

 Provisions Regarding the BB&T Board

   BB&T's articles of incorporation and bylaws separate the BB&T Board into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of Stockholders' Rights--Directors" on page 52.

 Meeting of Shareholders; Shareholders' Nominations and Proposals

   Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

   The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of Shareholders' Rights--Shareholder Nominations and Shareholder Proposals" on page 53.

                 COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS
                         AND FIRSTSPARTAN STOCKHOLDERS

   When the merger becomes effective, holders of FirstSpartan common stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of FirstSpartan common stock. Since BB&T is organized under the laws of the State of North Carolina and FirstSpartan is organized under the laws of the State of Delaware, differences in the rights of holders of BB&T common stock and those of holders of FirstSpartan common stock arise from differing provisions of the NCBCA and the Delaware General Corporation Law, or the DGCL, in addition to differing provisions of their respective incorporation documents and bylaws.

   The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of FirstSpartan common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the DGCL and the governing corporate instruments of BB&T and FirstSpartan, to which the stockholders of FirstSpartan are referred.

Authorized Capital Stock

 BB&T

   BB&T's authorized capital stock consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. BB&T's articles of incorporation authorize the BB&T Board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series. As of November 30, 2000, there were 395,951,280 shares of BB&T common stock outstanding. No shares of BB&T preferred stock were issued and outstanding as of that date, although 2,000,000 shares of BB&T preferred stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan" on page 48.

 FirstSpartan

   FirstSpartan's authorized capital stock consists of 12,000,000 shares of FirstSpartan common stock, par value $.01 per share, and 250,000 shares of FirstSpartan preferred stock, par value $.01 per share. FirstSpartan's certificate of incorporation authorizes the FirstSpartan Board of Directors to establish the number of shares to be included in each series of stock and to fix the designation, powers, preferences and rights of each series of stock, including any qualifications, limitations and restrictions. As of November 27, 2000 there were 3,720,270 shares of FirstSpartan common stock outstanding. No shares of FirstSpartan preferred stock were issued and outstanding as of that date.

Special Meetings of Stockholders

 BB&T

   Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board.

 FirstSpartan

   Special meetings of the stockholders for any purpose may be called at any time by the majority of the FirstSpartan Board or by a committee of the FirstSpartan Board designated by the FirstSpartan Board and whose powers include the authority to call such special meetings. Special meetings may not be called by any other person.

Directors

 BB&T

   BB&T's articles of incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 23 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles of incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors.

 FirstSpartan

   FirstSpartan's certificate of incorporation provides that the board of directors will consist of not less than five nor more than 15 persons. FirstSpartan's bylaws have set the number of directors at six, to be divided into three classes as nearly equal in number as possible, with directors serving staggered three-year terms. Pursuant to the FirstSpartan certificate of incorporation and bylaws, directors may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding shares of FirstSpartan common stock entitled to vote at a meeting of stockholders called for that purpose.

Dividends and Other Distributions

 BB&T

   The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.

 FirstSpartan

   Pursuant to the DGCL, a Delaware corporation may declare and pay dividends from surplus, or, if there is no surplus, from net profits for the fiscal year (and/or the preceding fiscal year) in which the dividend is declared. FirstSpartan is not subject to any other express regulatory restrictions on payments of dividends or other distributions. A major portion of FirstSpartan's revenues comes from dividends distributed by First Federal Bank. As a federal savings association, First Federal is subject to certain restrictions on the amount of dividends it may pay. Additionally, other regulatory policies and requirements impact First Federal's ability to pay dividends, including the requirements that First Federal maintain adequate levels of capital above regulatory minimums. Banking regulatory authorities may also restrict payments if the payment of dividends would be an unsafe or unsound banking practice.

Shareholder Nominations and Shareholder Proposals

 BB&T

   BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or one of its committees, of candidates for election as directors. BB&T's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit the nomination in writing to the Secretary of BB&T at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders of the shareholder's intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in the proposal.

   In accordance with Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the Securities and Exchange Commission rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

 FirstSpartan

   FirstSpartan's certificate of incorporation provides for advance notice for director nominations and stockholder proposals to be taken up at any annual or special meeting of stockholders. Pursuant to FirstSpartan's certificate of incorporation, a stockholder must give notice of his or her nomination and/or proposal in writing to the Secretary of FirstSpartan within 30 days but not more than 60 days prior to the meeting of stockholders. However, if less than 31 days' notice of the meeting is given to stockholders, the written notice of nomination and/or proposal must be given to the Secretary within ten days of the notice of the meeting. The notice of nomination must include, to the extent known, the (1) name, age, business address and residence of each nominee; (2) principal occupation or employment of each nominee; (3) number of shares of FirstSpartan common stock beneficially owned by each nominee; and (4) such other information as is required under Regulation 14A of the Securities Exchange Act of 1934, including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected. In addition, the stockholder making the nomination must provide his or her name and address as they appear on FirstSpartan's books, and the class and number of shares of FirstSpartan common stock beneficially owned. The stockholder must also supply FirstSpartan with any other information reasonably requested.

   The notice of a proposal to be considered at a meeting of stockholders must contain in writing (1) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (2) the name and address as they appear on FirstSpartan's books of the stockholder proposing such business; (3) the class and number of shares of FirstSpartan common stock beneficially owned by the stockholder; and (4) any material interest of the stockholder in such proposed business.

   FirstSpartan, like BB&T, is also subject to the Securities and Exchange Commission's rules regarding stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting.

Discharge of Duties; Exculpation and Indemnification

 BB&T

   The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care. BB&T's articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 FirstSpartan

   The DGCL requires that a director of a Delaware corporation discharge his or her duties as a director in good faith, with the care an ordinarily prudent person in a similar position would exercise under similar conditions and in a manner the director reasonably believes to be in the best interests of the corporation and its stockholders. FirstSpartan's certificate of incorporation provides for indemnification to the same extent permitted by the DGCL of any person who is or was a director or officer of FirstSpartan, or who serves as a director, officer, employee, agent, partner or trustee at FirstSpartan's request of another entity. This indemnity covers all expenses, liabilities and losses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred. This right of indemnification also includes the right to be paid for expenses in advance of any final disposition, subject to the indemnitee undertaking in writing that he or she will repay all amounts so advanced in the event it is determined that he or she was not entitled to indemnification for such expenses.

Mergers, Share Exchanges and Sales of Assets

 BB&T

   The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with FirstSpartan) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "-- Anti-takeover Statutes" below.

 FirstSpartan

   Under the DGCL, a majority of the outstanding stock of a corporation entitled to vote is required for approval of a merger. However, FirstSpartan's certificate of incorporation requires the approval of the holders of at least 80% of FirstSpartan's outstanding shares of voting stock to approve certain "business combinations" involving an "interested stockholder," unless the proposed transaction has been approved in advance by a two-thirds (2/3) vote of those members of the FirstSpartan Board who are unaffiliated with the interested stockholder and were either directors prior to the time when the interested stockholder became an interested stockholder or, with the recommendation of a majority of the unaffiliated directors, are successors of directors who are unaffiliated with the interested stockholder and were directors prior to the time when the interested stockholder became an interested stockholder.

   The term "interested stockholder" includes any individual or entity that owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of FirstSpartan, and any "affiliate" (as the term is defined in Rule 12b-2 under the Securities Exchange Act of 1934) of any such individual or entity.

   A "business combination" includes (1) any merger or consolidation of FirstSpartan with or into any interested stockholder; (2) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 25% or more of the assets of FirstSpartan or combined assets of FirstSpartan and its subsidiaries to an interested stockholder; (3) any merger or consolidation of an interested stockholder with or into FirstSpartan or a subsidiary of FirstSpartan; (4) any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of an interested stockholder to FirstSpartan or a subsidiary of FirstSpartan; (5) the issuance of any securities of FirstSpartan or a subsidiary of FirstSpartan to an interested stockholder; (6) the acquisition by FirstSpartan or a subsidiary of FirstSpartan of any securities of an interested stockholder; (7) any reclassification of the common stock of FirstSpartan or any recapitalization involving the common stock of FirstSpartan; or (8) any agreement or other arrangement providing for any of the foregoing.

Anti-takeover Statutes

 BB&T

   The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

   The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements. BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by that Act.

 FirstSpartan

   The DGCL law prohibits a corporation from engaging in any business combination with an interested stockholder (defined as a 15% stockholder) for a period of three years after the date that stockholder became an interested stockholder unless (1) before that date, the board of directors of the corporation approved the business combination or the transaction transforming the stockholder into an interested stockholder, (2) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock ownership plans) or (3) on or after the date the stockholder became an interested stockholder, the business combination received the approval of both the corporation's directors and the holders of two-thirds (2/3) of the outstanding voting shares not owned by the interested stockholder voted at a meeting and not by written consent. A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares. First Spartan has not adopted any such amendment.

Amendments to Articles of Incorporation and Bylaws

 BB&T

   The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. BB&T's articles of incorporation and bylaws impose a greater requirement, the affirmative vote of more than two-thirds of the outstanding shares entitled to vote, to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its board of directors or its shareholders, except that, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders. BB&T's articles of incorporation authorize the BB&T Board to amend BB&T's bylaws.

 FirstSpartan

   Amendments to the FirstSpartan certificate of incorporation must be approved by a majority vote of the FirstSpartan Board and also by a majority of the outstanding shares of its voting stock; provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of the certificate of incorporation, including the provision regarding notice for director nominations and stockholders' proposals, the provisions relating to approval of certain business combinations, calling special meetings, the number, removal and classification of directors, and director and officer indemnification by FirstSpartan.

   The FirstSpartan bylaws may be amended by the FirstSpartan Board by a two-thirds ( 2/3) vote, or by a vote of 80% of the total outstanding shares of stock eligible to be voted at a duly constituted meeting of stockholders.

Consideration of Business Combinations

 BB&T

   BB&T's articles of incorporation do not specify any factors to which the BB&T Board must give consideration in evaluating a transaction involving a potential change in control of BB&T.

 FirstSpartan

   FirstSpartan's certificate of incorporation provides that when evaluating a business combination, the FirstSpartan Board must, in addition to considering the adequacy of the amount to be paid in connection with the transaction, consider (1) the social and economic effects of the transaction on FirstSpartan and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which FirstSpartan is located; (2) the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition and other likely financial obligations of the acquiring person or entity and the possible effect of such conditions upon FirstSpartan and the other elements of the communities in which FirstSpartan operates; and (3) the competence, experience, and integrity of the acquiring person or entity and its management.

Shareholders' Rights of Dissent and Appraisal

 BB&T

   The NCBCA provides that dissenters' rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares. BB&T's articles of incorporation do not authorize any special dissenters' rights.

 FirstSpartan

   The DGCL provides that appraisal rights are not available to holders of common stock of a constituent corporation in a merger when such stock is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or is held of record by more than 2,000 stockholders. Despite this exception, appraisal rights will be available to holders of common stock of a constituent corporation in a merger if those persons are required by the terms of the merger to accept for their shares anything other than shares of the surviving corporation, shares of another corporation that are either listed on a national securities exchange or designated as a national market system security or on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders, cash in lieu of fractional shares, or a combination of the foregoing.

Liquidation Rights

 BB&T

   In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

   Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

 FirstSpartan

   In the event of liquidation, dissolution or winding up of the affairs of FirstSpartan, the rights of stockholders of FirstSpartan's common stock are similar to those outlined above for BB&T's stockholders. Additionally, FirstSpartan's right to participate in the assets of First Federal upon its liquidation or recapitalization is similar to the rights outlined above for BB&T.

Limitations on Voting Rights

 BB&T

   BB&T does not have any limitation on voting rights that is similar to the limitation described below for FirstSpartan common stock.

 FirstSpartan

   FirstSpartan's certificate of incorporation provides that no record owner of any outstanding FirstSpartan common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of FirstSpartan common stock will be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit, unless permitted by a resolution adopted by a majority of the FirstSpartan Board. Beneficial ownership is determined pursuant to the federal securities laws and includes shares beneficially owned by that person or his or her affiliates (as defined in the certificate of incorporation), shares which that person or his or her affiliate have the right to acquire upon the exercise of conversion rights or options and shares as to which that person and his or her affiliates have or share investment or voting power, but does not include shares beneficially owned by directors, officers and employees of First Federal Bank or FirstSpartan or shares that are subject to a revocable proxy and that are not otherwise beneficially, or deemed by FirstSpartan to be beneficially, owned by that person and his or her affiliates.

                             STOCKHOLDER PROPOSALS

   In the event that the merger is not completed, any proposal which a stockholder wishes to have presented at the next annual meeting of stockholders and included in FirstSpartan's proxy materials must be received at the main office of FirstSpartan, P. O. Box 1806, Spartanburg, South Carolina 29304, a reasonable time before FirstSpartan prints and mails its proxy materials for such annual meeting. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in FirstSpartan's proxy statement and set forth on the form of proxy issued for the next annual meeting of stockholders, if applicable. Stockholders wishing to present proposals at such meeting (but not include them in FirstSpartan's proxy materials) must also give notice of such proposals to FirstSpartan in accordance with FirstSpartan's certificate of incorporation as described above. It is urged that any proposals be sent by certified mail, return receipt requested.

                                 OTHER BUSINESS

   The FirstSpartan Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

   The validity of the shares of BB&T common stock offered by this proxy statement/prospectus will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 35,000 shares of BB&T common stock.

                                    EXPERTS

   The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this proxy statement/prospectus from BB&T's Current Report on Form 8-K dated October 27, 2000, which restates the consolidated financial statements for the year ended December 31, 1999 that are incorporated by reference from BB&T's Current Report on Form 8-K dated April 28, 2000 to reflect the acquisitions by BB&T of Hardwick Holding Company on June 13, 2000, First Banking Company of Southeast Georgia on June 15, 2000 and One Valley Bancorp on July 6, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements incorporated in this proxy statement/prospectus by reference from FirstSpartan Financial Corp.'s Annual Report on Form 10-K for the year ended June 30, 2000 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   FirstSpartan expects representatives of Deloitte & Touche LLP to attend FirstSpartan's special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and FirstSpartan expects that they will be available to respond to any appropriate questions you may have.

                      WHERE YOU CAN FIND MORE INFORMATION

   BB&T and FirstSpartan file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or certain other information that the companies file with the Securities and Exchange Commission at the following Securities and Exchange Commission locations:

  Public Reference Room    New York Regional Office    Chicago Regional Office
 450 Fifth Street, N.W.      7 World Trade Center          Citicorp Center
        Room 1024                 Suite 1300           500 West Madison Street
 Washington, D.C. 20549    New York, New York 10048          Suite 1400
                                                      Chicago, Illinois 60661-
                                                                2511

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE.

   BB&T has filed the registration statement to register with the Securities and Exchange Commission the BB&T common stock to be issued to FirstSpartan stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's registration statement or the exhibits to the registration statement.

   The Securities and Exchange Commission allows FirstSpartan and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

   This proxy statement/prospectus incorporates by reference the documents set forth below that FirstSpartan and BB&T have previously filed with the Securities and Exchange Commission. These documents contain important information about FirstSpartan and BB&T and their businesses.

BB&T Securities and Exchange Commission
Filings
(File No. 1-10853)
---------------------------------------
Annual Report on Form 10-K..................  For the fiscal year ended December 31, 1999
Quarterly Reports on Form 10-Q..............  For the fiscal quarters ended March 31, 2000
                                              (as amended on Form 10-Q/A filed on June 5,
                                              2000), June 30, 2000 and September 30, 2000
Current Reports on Form 8-K.................  Filed January 12, 2000, February 7, 2000,
                                              February 9, 2000, April 11, 2000, April 28,
                                              2000, July 18, 2000, July 27, 2000, August
                                              23, 2000, September 6, 2000, October 12,
                                              2000, October 26, 2000, October 27, 2000 and
                                              October 30, 2000
Registration Statements on Form 8-A (de-
 scribing BB&T's common stock and concerning
 BB&T's shareholder rights plan)............  Filed September 4, 1991 and January 10, 1997
FirstSpartan Securities and Exchange
Commission Filings
(File No. 0-22445)
------------------------------------
Annual Report on Form 10-K..................  For the fiscal year ended June 30, 2000
Quarterly Report on Form 10-Q...............  For the fiscal quarter ended September 30,
                                              2000
Current Report on Form 8-K..................  Filed September 8, 2000

   FirstSpartan and BB&T also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and FirstSpartan has supplied all such information relating to FirstSpartan before the merger.

   If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

            BB&T Corporation                  FirstSpartan Financial Corp.
         Shareholder Reporting                       P. O. Box 1806
          Post Office Box 1290             Spartanburg, South Carolina 29304
  Winston-Salem, North Carolina 27102                (864) 596-8313
             (336) 733-3021                    Attn: Corporate Secretary

   If you would like to request documents, please do so by January 10, 2001 to receive them before the meeting.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and FirstSpartan have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated December 5, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                                   APPENDIX A
                    Agreement and Plan of Reorganization and
                                 Plan of Merger


                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN
                          FIRSTSPARTAN FINANCIAL CORP.
                                      and
                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I DEFINITIONS ..................................................  A-1
 ARTICLE II THE MERGER...................................................  A-5
    2.1  Merger.........................................................   A-5
    2.2  Filing; Plan of Merger.........................................   A-5
    2.3  Effective Time.................................................   A-6
    2.4  Closing........................................................   A-6
    2.5  Effect of Merger...............................................   A-6
    2.6  Further Assurances.............................................   A-6
    2.7  Merger Consideration...........................................   A-6
    2.8  Conversion of Shares; Payment of Merger Consideration..........   A-7
    2.9  Conversion of Stock Options....................................   A-8
    2.10 Merger of Subsidiaries.........................................   A-9
    2.11 Anti-Dilution..................................................   A-9
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF FIRSTSPARTAN..............  A-9
    3.1  Capital Structure..............................................   A-9
    3.2  Organization, Standing and Authority...........................   A-9
    3.3  Ownership of Subsidiaries......................................   A-9
    3.4  Organization, Standing and Authority of the Subsidiaries.......  A-10
    3.5  Authorized and Effective Agreement.............................  A-10
    3.6  Securities Filings; Financial Statements; Statements True......  A-11
    3.7  Minute Books...................................................  A-11
    3.8  Adverse Change.................................................  A-11
    3.9  Absence of Undisclosed Liabilities.............................  A-11
    3.10 Properties.....................................................  A-11
    3.11 Environmental Matters..........................................  A-12
    3.12 Loans; Allowance for Loan Losses...............................  A-12
    3.13 Tax Matters....................................................  A-13
    3.14 Employees; Compensation; Benefit Plans.........................  A-14
    3.15 Certain Contracts..............................................  A-16
    3.16 Legal Proceedings; Regulatory Approvals........................  A-17
    3.17 Compliance with Laws; Filings..................................  A-17
    3.18 Brokers and Finders............................................  A-17
    3.19 Repurchase Agreements; Derivatives.............................  A-17
    3.20 Deposit Accounts...............................................  A-18
    3.21 Related Party Transactions.....................................  A-18
    3.22 Certain Information............................................  A-18
    3.23 Tax and Regulatory Matters.....................................  A-18
    3.24 State Takeover Laws............................................  A-18
    3.25 Labor Relations................................................  A-19
    3.26 Fairness Opinion...............................................  A-19
    3.27 No Right to Dissent............................................  A-19
 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BB&T....................... A-19
    4.1  Capital Structure of BB&T......................................  A-19
    4.2  Organization, Standing and Authority of BB&T...................  A-19
    4.3  Authorized and Effective Agreement.............................  A-20
    4.4  Organization, Standing and Authority of BB&T Subsidiaries......  A-20
    4.5  Securities Documents; Financial Statements; Statements True....  A-20
    4.6  Certain Information............................................  A-21
    4.7  Tax and Regulatory Matters.....................................  A-21
    4.8  Share Ownership................................................  A-21

                                                                         Page
                                                                         ----
    4.9  Legal Proceedings; Regulatory Approvals.......................  A-21
    4.10 Adverse Change................................................  A-21
 ARTICLE V COVENANTS.................................................... A-21
    5.1  FirstSpartan Shareholder Meeting..............................  A-21
    5.2  Registration Statement; Proxy Statement/Prospectus............  A-22
    5.3  Plan of Merger; Reservation of Shares.........................  A-22
    5.4  Additional Acts...............................................  A-22
    5.5  Best Efforts..................................................  A-23
    5.6  Certain Accounting Matters....................................  A-23
    5.7  Access to Information.........................................  A-23
    5.8  Press Releases................................................  A-23
    5.9  Forbearances of FirstSpartan..................................  A-24
    5.10 Employment Agreements.........................................  A-25
    5.11 Affiliates....................................................  A-25
    5.12 Section 401(k) Plan; Other Employee Benefits..................  A-26
    5.13 Directors and Officers Protection.............................  A-27
    5.14 Forbearances of BB&T..........................................  A-27
    5.15 Reports.......................................................  A-27
    5.16 Exchange Listing..............................................  A-28
    5.17 Advisory Boards...............................................  A-28
         Board of Directors of Branch Banking and Trust Company of
    5.18 South Carolina................................................  A-28
 ARTICLE VI CONDITIONS PRECEDENT........................................ A-29
    6.1  Conditions Precedent--BB&T and FirstSpartan...................  A-29
    6.2  Conditions Precedent--FirstSpartan............................  A-29
    6.3  Conditions Precedent--BB&T....................................  A-30
 ARTICLE VII TERMINATION, DEFAULT, WAIVER AND AMENDMENT................. A-31
    7.1  Termination...................................................  A-31
    7.2  Effect of Termination.........................................  A-31
    7.3  Survival of Representations, Warranties and Covenants.........  A-31
    7.4  Waiver........................................................  A-32
    7.5  Amendment or Supplement.......................................  A-32
 ARTICLE VIII MISCELLANEOUS............................................. A-32
    8.1  Expenses......................................................  A-32
    8.2  Entire Agreement..............................................  A-32
    8.3  No Assignment.................................................  A-32
    8.4  Notices.......................................................  A-33
    8.5  Specific Performance..........................................  A-33
    8.6  Captions......................................................  A-33
    8.7  Counterparts..................................................  A-34
    8.8  Governing Law.................................................  A-34

ANNEXES

 Annex A-1 Articles of Merger, with attached Agreement and Plan of Merger
 Annex A-2 Certificate of Merger
 Annex B   Employment Agreement with Billy L. Painter
           Employment Agreements with R. Lamar Simpson, Hugh H. Brantley and J.
 Annex C   Stephan Sinclair

                     AGREEMENT AND PLAN OF REORGANIZATION

   THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of September 5, 2000 is between FIRSTSPARTAN FINANCIAL CORP. ("FirstSpartan"), a Delaware corporation having its principal office at Spartanburg, South Carolina, and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                               R E C I T A L S:

   The parties desire that FirstSpartan shall be merged with and into BB&T (said transaction being hereinafter referred to as the "Merger") pursuant to an agreement and plan of merger (the "Plan of Merger") substantially in the form attached as Annex A-1 hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby. As a condition and inducement to BB&T's willingness to enter into the Agreement, FirstSpartan is concurrently granting to BB&T an option to acquire, under certain circumstances, 740,300 shares of the common stock, par value $0.01 per share, of FirstSpartan.

   NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

1.1 Definitions

   When used herein, the capitalized terms set forth below shall have the following meanings:

   "Affiliate" means, with respect to any Person, any other Person, who, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

   "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina as provided in
Section 55-11-05 of the NCBCA.

   "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

   "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

   "BB&T Option Agreement" shall mean the Stock Option Agreement dated as of even date herewith, as amended from time to time, under which BB&T has an option to purchase shares of FirstSpartan Common Stock, which shall be executed immediately following execution of this Agreement.

   "BB&T Subsidiaries" shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

   "Benefit Plan Determination Date" shall mean, with respect to each employee pension or welfare benefit plan or program maintained by FirstSpartan at the Effective Time, the date determined by BB&T with respect to such plan or program which shall be not later than January 1 following the close of the calendar year in which the last of the FirstSpartan Subsidiaries which is a bank or other savings institution is merged into BB&T or one of the BB&T Subsidiaries.

   "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

   "CERCLA" shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq.

   "Certificate of Merger" shall mean the Certificate of Merger to be filed with the office of the Secretary of State of Delaware as provided in Section 252(c) of the DGCL.

   "Code" shall mean the Internal Revenue Code of 1986, as amended.

   "Commission" shall mean the Securities and Exchange Commission.

   "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

   "DGCL" shall mean the Delaware General Corporation Law.

   "Disclosed" shall mean disclosed in the FirstSpartan Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

   "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

   "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   "FDIC" shall mean the Federal Deposit Insurance Corporation.

   "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

   "Financial Advisor" shall mean Trident Securities, a division of McDonald Investments Inc.

   "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheets (including related notes and schedules, if any) of BB&T as of December 31, 1999, 1998, and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1999, 1998, and 1997, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1999, and (b) with respect to FirstSpartan,
(i) the consolidated balance sheets (including related notes and schedules, if any) of FirstSpartan as of June 30, 1999, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended June 30, 1999, 1998 and 1997 as filed by FirstSpartan in Securities Documents and (ii) the consolidated balance sheets of FirstSpartan (including related notes and schedules, if any) and the related consolidated statements of income, stockholders' equity, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by FirstSpartan with respect to periods ended subsequent to June 30, 1999.

   "FirstSpartan Common Stock" shall mean the shares of voting common stock, par value $0.01 per share, of FirstSpartan.

   "FirstSpartan Preferred Stock" shall mean the shares of nonvoting preferred stock, $0.01 par value of FirstSpartan.

   "FirstSpartan Disclosure Memorandum" shall mean the written information in one or more documents, each of which: (a) is entitled "FirstSpartan Disclosure Memorandum"; (ii) is dated on or before the date of this Agreement; (iii) was delivered not later than the date of execution of this Agreement by FirstSpartan to BB&T; and (iv) describes in reasonable detail the matters contained therein. Each disclosure made therein shall be in existence on the date of this Agreement and shall specifically reference each Section of this Agreement under which such disclosure is made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced. The inclusion of a given item in the FirstSpartan Disclosure Memorandum shall not be deemed a conclusion or admission that such item (or any other item) is material or has a Material Adverse Effect.

   "FirstSpartan Subsidiaries" shall mean First Federal Bank, FirstService Corporation and any and all other Subsidiaries of FirstSpartan as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of FirstSpartan after the date hereof and held as a Subsidiary by FirstSpartan at the Effective Time.

   "GAAP" shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

   "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

   "IRS" shall mean the Internal Revenue Service.

   "Material Adverse Effect" on BB&T or FirstSpartan shall mean (i) a material adverse effect on the financial condition, results of operations or business of BB&T and the BB&T Subsidiaries taken as a whole, or FirstSpartan and the FirstSpartan Subsidiaries taken as a whole, or (ii) the material impairment of the ability of BB&T or FirstSpartan to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of BB&T or FirstSpartan taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger; provided that with respect to FirstSpartan, only if and to the extent any such expenses payable to third parties are Disclosed by FirstSpartan or incurred by FirstSpartan following the date hereof as permitted by this Agreement.

   "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

   "NYSE" shall mean the New York Stock Exchange, Inc.

   "OTS" shall mean the Office of Thrift Supervision

   "Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization, agency, other entity or group of entities, or governmental body.

   "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of FirstSpartan to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

   "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

   "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreement described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

   "Securities Act" shall mean the Securities Act of 1933, as amended.

   "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

   "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and, in each case, the rules and regulations of the Commission promulgated thereunder.

   "Stock Option" shall mean any option to acquire shares of FirstSpartan Common Stock granted under the Stock Option Plan that is outstanding and unexercised on the date hereof.

   "Stock Option Plan" shall mean FirstSpartan's 1997 Stock Option Plan.

   "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

   "TILA" shall mean the Truth in Lending Act, as amended.

1.2 Terms Defined Elsewhere

   The capitalized terms set forth below are defined in the following sections:

   Agreement                 Introduction
   BB&T                      Introduction
   BB&T Option Plan          Section 2.9(a)
   Closing                   Section 2.4
   Closing Date              Section 2.4
   Closing Value             Section 2.7(c)
   Constituent Corporations  Section 2.1
   Effective Time            Section 2.3
   Employer Entity           Section 5.12(a)
   ESOP                      Section 3.14(b)(xviii)
   Exchange Ratio            Section 2.7(a)
   FirstSpartan              Introduction
   Merger                    Recitals
   Merger Consideration      Section 2.7(a)
   PBGC                      Section 3.14(b)(iv)
   Plan                      Section 3.14(b)(i)
   Plan of Merger            Recitals
   Surviving Corporation     Section 2.1(a)
   Transferred Employee      Section 5.12(a)

                                  ARTICLE II
                                  THE MERGER

2.1 Merger

   BB&T and FirstSpartan are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the NCBCA and the DGCL. At the Effective Time:

     (a) FirstSpartan shall be merged into BB&T in accordance with the applicable provisions of the NCBCA and the DGCL, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

     (b) The separate existence of FirstSpartan shall cease and the Merger shall in all respects have the effects provided in Section 2.5.

     (c) The Articles of Incorporation of BB&T at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation.

     (d) The Bylaws of BB&T at the Effective Time shall be the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

   The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least a majority of the shares of FirstSpartan Common Stock entitled to vote. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina, as provided in Section 55-11-05 of the NCBCA, and the Certificate of Merger to be executed and filed with the Secretary of State of Delaware, as provided in Section 252(c) of the DGCL. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the respective Boards of Directors of the Constituent Corporations and approval by the shareholders of FirstSpartan shall constitute adoption and approval of the Plan of Merger.

2.3 Effective Time

   The Merger shall be effective at the day and hour specified in the Articles of Merger and Certificate of Merger filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

   The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date").

2.5 Effect of Merger

   From and after the Effective Time, the separate existence of FirstSpartan shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

   If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

   (a) As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock to be exchanged for each share of FirstSpartan Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock that would otherwise be distributable to a FirstSpartan shareholder as provided in Section 2.7(b). The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of FirstSpartan Common Stock (the "Exchange Ratio") shall be 1.0.

   (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the 4:00 p.m. eastern time closing price per share of BB&T Common Stock on the NYSE on the Closing Date as reported on NYSEnet.com.

2.8 Conversion of Shares; Payment of Merger Consideration

   (a) At the Effective Time, by virtue of the Merger and without any action on the part of FirstSpartan or the holders of record of FirstSpartan Common Stock, each share of FirstSpartan Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of FirstSpartan Common Stock (as provided in subsection (d) below), the Merger Consideration.

   (b) Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

   (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of FirstSpartan Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of FirstSpartan Common Stock. With respect to any certificate for FirstSpartan Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, FirstSpartan's transfer books shall be closed and no transfer of the shares of FirstSpartan Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

   (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each FirstSpartan shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of FirstSpartan Common Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

   (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time that have been declared or made by FirstSpartan in respect of shares of FirstSpartan Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, subject to compliance by FirstSpartan with Section 5.9(b). To the extent permitted by law, former shareholders of record of FirstSpartan shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of FirstSpartan Common Stock are converted, regardless of whether such holders have exchanged their certificates representing FirstSpartan Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing FirstSpartan Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of FirstSpartan Common Stock represented by such certificate.

2.9 Conversion of Stock Options

   (a) At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plan, except that from and after the Effective Time
(i) BB&T and its Compensation Committee shall be substituted for FirstSpartan and its Compensation Committee with respect to administering the Stock Option Plan, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of FirstSpartan Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Option Agreements and the Stock Option Plan governing each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and FirstSpartan agree to take all necessary steps to effectuate the foregoing provisions of this
Section 2.9. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent FirstSpartan shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plan assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. FirstSpartan hereby represents that the Stock Option Plan in its current form complies with Rule 16b-3 to the extent, if any, required as of the date hereof.

   (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

   (c) Eligibility to receive stock option grants following the Effective Time with respect to BB&T Common Stock shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, and subject to any contractual obligations.

2.10 Merger of Subsidiaries

   In the event that BB&T shall request, FirstSpartan shall take such actions, and shall cause the FirstSpartan Subsidiaries to take such actions, as may be required in order to effect, at the Effective Time, the merger of one or more of the FirstSpartan Subsidiaries with and into, in each case, one of the BB&T Subsidiaries.

2.11 Anti-Dilution

   In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF FIRSTSPARTAN

   Except as Disclosed, FirstSpartan represents and warrants to BB&T as follows (the representations and warranties herein of FirstSpartan are made subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless it is inaccurate to the extent that BB&T would be entitled to refuse to consummate the Merger pursuant to Section 7.1(b)(ii) on account of such inaccuracy):

3.1 Capital Structure

   The authorized capital stock of FirstSpartan consists of 12,000,000 shares of FirstSpartan Common Stock and 250,000 shares of FirstSpartan Preferred Stock. As of the date of this Agreement, FirstSpartan has 3,720,270 shares of FirstSpartan Common Stock issued and outstanding and no shares of FirstSpartan Preferred Stock issued and outstanding. No other classes of capital stock of FirstSpartan, common or preferred, are authorized, issued or outstanding. All outstanding shares of FirstSpartan capital stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of FirstSpartan Common Stock reserved for issuance in connection with the Stock Option Plan,
(ii) 740,300 shares of FirstSpartan Common Stock reserved for issuance in connection with the BB&T Option Agreement and (iii) 250,000 shares of FirstSpartan Common Stock reserved for issuance in connection with the FirstSpartan Dividend Reinvestment Plan. FirstSpartan has granted options to acquire 421,082 shares of FirstSpartan Common Stock under the Stock Option Plan, which options remain outstanding as of the date hereof. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any FirstSpartan shareholder to own, to vote or to dispose of, the capital stock of FirstSpartan. Holders of FirstSpartan Common Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

   FirstSpartan is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. FirstSpartan is qualified to do business in the State of South Carolina and is not required to be qualified to do business in any other state of the United States or foreign jurisdiction. FirstSpartan is registered as a savings and loan holding company under the Home Owners' Loan Act.

3.3 Ownership of Subsidiaries

   Section 3.3 of the FirstSpartan Disclosure Memorandum lists all of the FirstSpartan Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by FirstSpartan (directly or indirectly), the percentage ownership interest so owned by FirstSpartan and its business activities. The outstanding shares of capital stock or other equity interests of the FirstSpartan Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by FirstSpartan free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the FirstSpartan Subsidiaries, and there are no agreements, understandings or commitments relating to the right of FirstSpartan to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the FirstSpartan Subsidiaries have been issued in violation of the preemptive rights of any person. Section 3.3 of the FirstSpartan Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than the FirstSpartan Subsidiaries and stock or other securities held in a fiduciary capacity) owned directly or indirectly by FirstSpartan.

3.4 Organization, Standing and Authority of the Subsidiaries

   Each FirstSpartan Subsidiary that is a depository institution is a federally chartered savings association with its deposits insured by the FDIC. Each of the FirstSpartan Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the FirstSpartan Subsidiaries has full power and authority to carry on its business as now conducted, and is duly qualified to do business and in good standing in each jurisdiction Disclosed with respect to it. No FirstSpartan Subsidiary is required to be qualified to do business in any other state of the United States or foreign jurisdiction, or is engaged in any type of activities that have not been Disclosed.

3.5 Authorized and Effective Agreement

   (a) FirstSpartan has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the FirstSpartan shareholders of this Agreement and the Plan of Merger) perform all of its obligations under this Agreement, the Plan of Merger and the BB&T Option Agreement. The execution and delivery of this Agreement, the Plan of Merger and the BB&T Option Agreement, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the FirstSpartan shareholders pursuant to and to the extent required by applicable law. This Agreement, the Plan of Merger and the BB&T Option Agreement constitute legal, valid and binding obligations of FirstSpartan, and each is enforceable against FirstSpartan in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

   (b) Neither the execution and delivery of this Agreement, the Plan of Merger, or the BB&T Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by FirstSpartan with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Certificate of Incorporation or Bylaws of FirstSpartan or the comparable governing documents of any FirstSpartan Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of FirstSpartan or any FirstSpartan Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or
(iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to FirstSpartan or any FirstSpartan Subsidiary.

   (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by FirstSpartan of the Merger and the other transactions contemplated in this Agreement.

3.6 Securities Filings; Financial Statements; Statements True

   (a) FirstSpartan has timely filed all Securities Documents required by the Securities Laws to be filed since June 30, 1997. FirstSpartan has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by FirstSpartan with the Commission after June 30, 1997 and prior to the date hereof, which are all of the Securities Documents that FirstSpartan was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b) The Financial Statements of FirstSpartan fairly present or will fairly present, as the case may be, the consolidated financial position of FirstSpartan and the FirstSpartan Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

   (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by FirstSpartan or any FirstSpartan Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Minute Books

   The minute books of FirstSpartan and each of the FirstSpartan Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8 Adverse Change

   Since March 31, 2000, FirstSpartan and the FirstSpartan Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent FirstSpartan Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event that has resulted in, or is reasonably likely to result in, an adverse change in the business, financial condition or results of operations of FirstSpartan or any of the FirstSpartan Subsidiaries.

3.9 Absence of Undisclosed Liabilities

   All liabilities (including contingent liabilities) of FirstSpartan and the FirstSpartan Subsidiaries are disclosed in the most recent Financial Statements of FirstSpartan or are normally recurring business obligations incurred in the ordinary course of its business since the date of FirstSpartan's most recent Financial Statements.

3.10 Properties

   (a) FirstSpartan and the FirstSpartan Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of FirstSpartan as of June 30, 1999 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

   (b) All leases and licenses pursuant to which FirstSpartan or any FirstSpartan Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms.

3.11 Environmental Matters

   (a) FirstSpartan and the FirstSpartan Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither FirstSpartan nor any FirstSpartan Subsidiary has received any communication alleging that FirstSpartan or the FirstSpartan Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

   (b) There are no pending Environmental Claims, neither FirstSpartan nor any FirstSpartan Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) FirstSpartan or any FirstSpartan Subsidiary, (ii) any person or entity whose liability for any Environmental Claim FirstSpartan or any FirstSpartan Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by FirstSpartan or any FirstSpartan Subsidiary, or any real or personal property which FirstSpartan or any FirstSpartan Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which FirstSpartan or any FirstSpartan Subsidiary holds a security interest securing a loan recorded on the books of FirstSpartan or any FirstSpartan Subsidiary. Neither FirstSpartan nor any FirstSpartan Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

   (c) FirstSpartan and the FirstSpartan Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by FirstSpartan relating to all real and personal property owned or leased by FirstSpartan or any FirstSpartan Subsidiary and all real and personal property of which FirstSpartan or any FirstSpartan Subsidiary has or is judged to have managed or supervised or participated in the management of.

   (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against FirstSpartan or any FirstSpartan Subsidiary or against any person or entity whose liability for any Environmental Claim FirstSpartan or any FirstSpartan Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

   (a) All of the loans on the books of FirstSpartan and the FirstSpartan Subsidiaries are valid and properly documented and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor FirstSpartan's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

   (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of FirstSpartan are, in the reasonable, good faith judgment of FirstSpartan's management, adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

   (a) FirstSpartan and the FirstSpartan Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither FirstSpartan nor any FirstSpartan Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. FirstSpartan and the FirstSpartan Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

   (b) All federal, state and local (and, if applicable, foreign) tax returns filed by FirstSpartan and the FirstSpartan Subsidiaries are complete and accurate. Neither FirstSpartan nor any FirstSpartan Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against FirstSpartan or any FirstSpartan Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to FirstSpartan or any FirstSpartan Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

   (c) Deferred taxes with respect to FirstSpartan and the FirstSpartan Subsidiaries have been provided for in accordance with GAAP consistently applied.

   (d) Neither FirstSpartan nor any of the FirstSpartan Subsidiaries is a party to any tax allocation or sharing agreement (other than among FirstSpartan and the FirstSpartan Subsidiaries) or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was FirstSpartan or a FirstSpartan subsidiary) or has any liability for taxes of any person (other than FirstSpartan and the FirstSpartan Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

   (e) Each of FirstSpartan and the FirstSpartan Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

   (f) Neither FirstSpartan nor any of the FirstSpartan Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

   (a) Compensation. FirstSpartan has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of FirstSpartan and of each FirstSpartan Subsidiary and each other person (in each case other than as an employee) to whom FirstSpartan or any FirstSpartan Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

   (b) Employee Benefit Plans.

     (i) FirstSpartan has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by FirstSpartan or any FirstSpartan Subsidiary, to which FirstSpartan or any FirstSpartan Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which FirstSpartan or any FirstSpartan Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) that is: (A) a profit-sharing, deferred compensation, employee stock ownership, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

     (ii) Neither FirstSpartan nor any FirstSpartan Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

     (iii) None of the Plans obligates FirstSpartan or any FirstSpartan Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

     (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) for which the PBGC has not waived notice has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of FirstSpartan or any FirstSpartan Subsidiary is the subject of any lien arising under
  Section 302(f) of ERISA or Section 412(n) of the Code, neither FirstSpartan nor any FirstSpartan Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject FirstSpartan or any FirstSpartan Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

     (v) Each Plan that is intended to be qualified under Section 401(a) of the Code or, in the case of an employee stock ownership plan, qualifies as such under Section 4975(c)(7) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

     (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which FirstSpartan or any FirstSpartan Subsidiary is a member or was a member during such five-year period.

     (vii) As of June 30, 1999, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

     (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither FirstSpartan nor, to the best knowledge of FirstSpartan, any FirstSpartan Subsidiary, any trustee, administrator or other fiduciary of any Plan (including, without limitation, The First Federal Bank Employee Stock Ownership Plan (the "ESOP")), or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject FirstSpartan or any FirstSpartan Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

     (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

     (x) FirstSpartan and each FirstSpartan Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

     (xi) Neither FirstSpartan nor any FirstSpartan Subsidiary has a liability as of June 30, 1999 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of FirstSpartan as of June 30, 1999 or otherwise Disclosed.

     (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) FirstSpartan's or any FirstSpartan Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of all stock options in accordance with Section 2.9).

     (xiii) With respect to each Plan, FirstSpartan has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements, (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

     (xiv) Each of the Plans as applied to FirstSpartan and any FirstSpartan Subsidiary may be amended or terminated at any time by action of FirstSpartan's Board of Directors, or such FirstSpartan's Subsidiary's Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of FirstSpartan or a FirstSpartan Subsidiary thereunder).

     (xv) The ESOP was adopted in July 1997. FirstSpartan will take all steps necessary to cause any loan (as described in Treasury Regulation
  (S)54.4975-7(b)(1)(ii)) made to the ESOP to be satisfied in full as soon as practicable following the Closing Date.

3.15 Certain Contracts

   (a) Neither FirstSpartan nor any FirstSpartan Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, the default of which would have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by FirstSpartan or any FirstSpartan Subsidiary or the guarantee by FirstSpartan or any FirstSpartan Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by FirstSpartan or any FirstSpartan Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by FirstSpartan or any FirstSpartan Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving FirstSpartan of the nature contemplated by this Agreement or the BB&T Option Agreement, or
(iv) any agreement or plan, written or oral, including any stock option plans, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this Section 3.15(a) is in full force and effect as of the date hereof.

   (b) Neither FirstSpartan nor any FirstSpartan Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 Legal Proceedings; Regulatory Approvals

   There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of FirstSpartan, threatened against FirstSpartan or any FirstSpartan Subsidiary or against any asset, interest, Plan or right of FirstSpartan or any FirstSpartan Subsidiary, or, to the best knowledge of FirstSpartan, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of FirstSpartan, threatened against any present or former director or officer of FirstSpartan or any FirstSpartan Subsidiary that would reasonably be expected to give rise to a claim against FirstSpartan or any FirstSpartan Subsidiary for indemnification. There are no actual or, to the best knowledge of FirstSpartan, threatened actions, suits or proceedings that present a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the best knowledge of FirstSpartan, no fact or condition relating to FirstSpartan or any FirstSpartan Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent FirstSpartan or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

   Each of FirstSpartan and each FirstSpartan Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither FirstSpartan nor any FirstSpartan Subsidiary has received written or, to the best knowledge of FirstSpartan, oral notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization or
(iii) restricting or in any way limiting its operations. Neither FirstSpartan nor any FirstSpartan Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing. Since June 30, 1997, FirstSpartan and each of the FirstSpartan Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the Commission, FDIC, OTS, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

   Neither FirstSpartan nor any FirstSpartan Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T Option Agreement, except for an obligation to the Financial Advisor for investment banking services, the nature and extent of which has been Disclosed, and except for fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

   (a) With respect to all agreements currently outstanding pursuant to which FirstSpartan or any FirstSpartan Subsidiary has purchased securities subject to an agreement to resell, FirstSpartan or the FirstSpartan Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which FirstSpartan or any FirstSpartan Subsidiary has sold securities subject to an agreement to repurchase, neither FirstSpartan nor the

FirstSpartan Subsidiary has pledged collateral in excess of the amount required to secure the debt. Neither FirstSpartan nor any FirstSpartan Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

   (b) Neither FirstSpartan nor any FirstSpartan Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

3.20 Deposit Accounts

   The deposit accounts of the FirstSpartan Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the FirstSpartan Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.21 Related Party Transactions

   FirstSpartan has Disclosed all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which FirstSpartan or any FirstSpartan Subsidiary is a party with any director, executive officer or 5% shareholder of FirstSpartan or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, investments and loans are on terms no less favorable to FirstSpartan than could be obtained from unrelated parties.

3.22 Certain Information

   When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of FirstSpartan to vote on this Agreement and the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein provided by FirstSpartan, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Tax and Regulatory Matters

   Neither FirstSpartan nor any FirstSpartan Subsidiary has taken or agreed to take any action that would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24 State Takeover Laws

   FirstSpartan and each FirstSpartan Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such law shall be activated or applied as a result of such transactions. Neither the Certificate of Incorporation nor the Bylaws of FirstSpartan, nor any other document of FirstSpartan or to which FirstSpartan is a party, contains a provision that requires more than a majority of the shares of FirstSpartan Common Stock entitled to vote, or the vote or approval of any other class of capital stock or voting security, to approve the Merger or any of the other transactions contemplated in this Agreement.

3.25 Labor Relations

   Neither FirstSpartan nor any FirstSpartan Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is FirstSpartan or any FirstSpartan Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving FirstSpartan or any FirstSpartan Subsidiary, pending or threatened, or to the best knowledge of FirstSpartan, is there any activity involving any employees of FirstSpartan or any FirstSpartan Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 Fairness Opinion

   FirstSpartan has received from the Financial Advisor an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of FirstSpartan from a financial point of view.

3.27 No Right to Dissent

   Nothing in the Certificate of Incorporation or the Bylaws of FirstSpartan or the similar governing documents of any FirstSpartan Subsidiary provides or would provide to any person, including without limitation the holders of FirstSpartan Common Stock, upon execution of this Agreement or the Plan of Merger and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

   BB&T represents and warrants to FirstSpartan as follows (the representations and warranties herein of BB&T are made subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless it is inaccurate to the extent that FirstSpartan would be entitled to refuse to consummate the Merger pursuant to Section 7.1(b)(ii) on account of such inaccuracy):

4.1 Capital Structure of BB&T

   The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock of which 399,893,490 shares were issued and outstanding as of July 31, 2000. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section
5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2 Organization, Standing and Authority of BB&T

   BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a financial holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

   (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement and the Plan of Merger. The execution and delivery of this Agreement and the Plan of Merger and consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity (whether applied in a court of law or in equity).

   (b) Neither the execution and delivery of this Agreement, the Plan of Merger or the Articles of Merger (or the Certificate of Merger), nor consummation of the transactions contemplated hereby or thereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

   (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

   Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Documents; Financial Statements; Statements True

   (a) BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1996. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b) The Financial Statements of BB&T fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T and the BB&T Subsidiaries as of the dates indicated and the consolidated statements of income, changes in shareholders' equity and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

   (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any BB&T Subsidiary to FirstSpartan contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Certain Information

   When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of FirstSpartan to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7 Tax and Regulatory Matters

   Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code, or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

4.8 Share Ownership

   As of the date of this Agreement, BB&T does not own (except in a fiduciary capacity) any shares of FirstSpartan Common Stock.

4.9 Legal Proceedings; Regulatory Approvals

   There are no actual or, to the best knowledge of BB&T, threatened actions, suits or proceedings that present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent BB&T or FirstSpartan from obtaining all of the federal and state regulatory approvals contemplated herein.

4.10 Adverse Change

   Since June 30, 2000, there has not been any adverse change or any event that has resulted in, or is reasonably likely to result in, an adverse change in the business, financial condition or results of operations of BB&T or any of the BB&T Subsidiaries.

                                   ARTICLE V
                                   COVENANTS

5.1 FirstSpartan Shareholder Meeting

   FirstSpartan shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as reasonably practicable following the effectiveness of the Registration Statement. By approving this Agreement and authorizing its execution, the Board of Directors of FirstSpartan agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of FirstSpartan, recommend that FirstSpartan's shareholders vote for such approval; provided, that the Board of Directors of FirstSpartan may withdraw, modify, condition or refuse to make such recommendation only if the Board of Directors shall determine in good faith that such recommendation should not be made in light of its fiduciary duty to FirstSpartan's shareholders after consideration of (i) written advice of legal counsel that such recommendation or the failure to withdraw or modify such recommendation could reasonably be expected to constitute a breach of the fiduciary duty of the Board of Directors to the shareholders of FirstSpartan, and (ii) a written determination from the Financial Advisor that the Merger Consideration is not fair or is inadequate to the FirstSpartan shareholders from a financial point of view, accompanied by a detailed analysis of the reasons for such determination.

5.2 Registration Statement; Proxy Statement/Prospectus

   As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. FirstSpartan will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. BB&T shall prepare such Registration Statement such that, at the time it becomes effective and on the Effective Time, it conforms in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission (provided that no covenant is made by BB&T as to information provided by FirstSpartan for inclusion in the Registration Statement). The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and FirstSpartan shall use all reasonable efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the FirstSpartan shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. BB&T shall notify FirstSpartan, as promptly as reasonably practicable following BB&T's receipt of notice thereof, if a stop order is issued with respect to the Registration Statement or the Proxy Statement/Prospectus. FirstSpartan shall cause the Proxy Statement/Prospectus to be mailed to its shareholders in accordance with all applicable notice requirements under the Securities Laws, the DGCL and the rules and regulations of the Nasdaq Stock Market.

5.3 Plan of Merger; Reservation of Shares

   At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T acknowledges that it (i) has adopted the Plan of Merger and (ii) will pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

   (a) FirstSpartan agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

   (b) As promptly as practicable after the date hereof, BB&T and FirstSpartan shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board, the OTS and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. FirstSpartan and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented. FirstSpartan and BB&T shall provide promptly to each other copies of all correspondence with regulatory bodies to which notices or applications are submitted.

5.5 Best Efforts

   Each of BB&T and FirstSpartan shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and
5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor FirstSpartan shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6 Certain Accounting Matters

   FirstSpartan shall cooperate with BB&T concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) FirstSpartan's lending, investment or asset/liability management policies; provided, that any action taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation, warranty or covenant of FirstSpartan contained in this Agreement. FirstSpartan shall not be required to modify or change any such policies or practices, however, until the earlier of (A) such time as BB&T acknowledges that all conditions to its obligation to consummate the Merger have been waived or satisfied (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be a condition to BB&T's obligation to consummate the Merger) or
(B) immediately prior to the Effective Time.

5.7 Access to Information

   FirstSpartan and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, FirstSpartan shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of FirstSpartan and the FirstSpartan Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to
Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

   BB&T and FirstSpartan shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of FirstSpartan

   Except with the prior written consent of BB&T (which consent shall not be arbitrarily withheld or delayed), between the date hereof and the Effective Time, FirstSpartan shall not, and shall cause each of the FirstSpartan Subsidiaries not to:

     (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

     (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $0.25 per share of FirstSpartan Common Stock payable on record dates and in amounts consistent with past practices; provided that any dividend declared or payable on the shares of FirstSpartan Common Stock in the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and FirstSpartan, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time;

     (c) issue any shares of its capital stock (including treasury shares), except pursuant to the Stock Option Plan with respect to the options outstanding on the date hereof or pursuant to the BB&T Option Agreement;

     (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

     (e) amend its Certificate of Incorporation or Bylaws;

     (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any FirstSpartan Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

     (g) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets or acquire any assets other than in the ordinary course of its business consistent with past practices;

     (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

     (i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of compensatory stock options outstanding as of the date of this Agreement), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof;

     (j) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

     (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, FirstSpartan or any FirstSpartan Subsidiary or any business combination with FirstSpartan or any FirstSpartan Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of FirstSpartan or any FirstSpartan Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this Section 5.9(k) shall not apply to furnishing information, negotiations or discussions with the offeror following an unsolicited offer if, as a result of such offer, FirstSpartan is advised in writing by legal counsel that the failure to so furnish information or negotiate could reasonably be expected to constitute a breach of the fiduciary duty of FirstSpartan's Board of Directors to the FirstSpartan shareholders;

     (l) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by FirstSpartan or a FirstSpartan Subsidiary or guarantee by FirstSpartan or a FirstSpartan Subsidiary of any obligation,
  (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or (iv) any contract, agreement or understanding with a labor union;

     (m) change its lending, investment or asset/liability management policies in any material respect, except (i) as may be required by applicable law, regulation, or directives, and (ii) that after approval of the Agreement and the Plan of Merger by its shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by this Agreement and the Plan of Merger, and subject to Section 5.6, FirstSpartan shall cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective on or before the Closing Date;

     (n) change its methods of accounting in effect at June 30, 1999 in any material respect, except as required by changes in GAAP concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended June 30, 1999, except as required by changes in law or regulation;

     (o) incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $25,000, for any one expenditure, or $100,000, in the aggregate;

     (p) incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank and reverse repurchase arrangements in the ordinary course of business;

     (q) take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein that would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

     (r) dispose of any material assets other than in the ordinary course of business; or

     (s) agree to do any of the foregoing.

5.10 Employment Agreements

   BB&T (or its specified BB&T Subsidiary) has entered into employment agreements with Billy L. Painter in the form of Annex B hereto and with R. Lamar Simpson, Hugh H. Brantley and J. Stephan Sinclair in the form of Annex C hereto, all of which shall become effective as of the Effective Time.

5.11 Affiliates

   FirstSpartan shall use its best efforts to cause all persons who are Affiliates of FirstSpartan to deliver to BB&T promptly following execution of this Agreement, and in any event prior to the Closing Date, a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

5.12 Section 401(k) Plan; Other Employee Benefits

   (a) Effective on the Benefit Plan Determination Date with respect to the 401(k) plan of FirstSpartan, BB&T shall cause such plan to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries, or to be frozen or terminated, in each case as determined by BB&T and subject to the receipt of all applicable regulatory or governmental approvals. Each employee of FirstSpartan at the Effective Time who (i) is a participant in the 401(k) plan of FirstSpartan, (ii) becomes an employee immediately following the Effective Time of BB&T or of any subsidiary of BB&T ("Employer Entity"), and (iii) continues in the employment of an Employer Entity until the Benefit Plan Determination Date for the 401(k) plan, shall be eligible to participate in BB&T's 401(k) plan as of such Benefit Plan Determination Date. Any other former employee of FirstSpartan who is employed by an Employer Entity on or after such Benefit Plan Determination Date shall be eligible to be a participant in the BB&T 401(k) plan upon complying with eligibility requirements. All rights to participate in BB&T's 401(k) plan are subject to BB&T's right to amend or terminate the plan. Until such Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees the 401(k) plan of FirstSpartan. For purposes of administering BB&T's 401(k) plan, service with FirstSpartan and the FirstSpartan Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual. Each employee of FirstSpartan or a FirstSpartan Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity is referred to herein as a "Transferred Employee."

   (b) Each Transferred Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Transferred Employee's being employed by an Employer Entity as of such Benefit Plan Determination Date and subject to complying with eligibility requirements of the respective plans and programs. With respect to health care coverages, participation in BB&T's plans may be subject to availability of HMO options. In any case in which HMO coverage is not available, substitute coverage will be provided that may not be fully comparable to the HMO coverage. With respect to any welfare benefit plan or program of FirstSpartan that the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the Employer Entity, the Employer Entity shall continue such FirstSpartan plan or program in effect for the benefit of the Transferred Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the Employer Entity to terminate such plan or program). For purposes of administering the welfare plans and programs subject to this
Section 5.12(b), (A) service with FirstSpartan shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in Section 5.12(c)), and (B) each Transferred Employee shall receive credit for any deductibles and out-of pocket expenses paid prior to the applicable Benefit Plan Determination Date (to the same extent such credit was given under the analogous plan prior to such Benefit Plan Determination Date) in satisfying any applicable deductibles or out-of-pocket expenses.

   (c) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed hereunder by BB&T, neither BB&T nor any Employer Entity shall have any obligation arising from the Merger to continue any Transferred Employees in its employ or in any specific job or to provide to any Transferred Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has a then existing contract providing for severance or who is a participant in the FirstSpartan Severance Compensation Plan, shall be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with FirstSpartan or a FirstSpartan Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

   (d) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that FirstSpartan and the FirstSpartan Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence and except as otherwise provided in this Section 5.12, the employee benefit plans of FirstSpartan shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion.

   (e) Notwithstanding and without limiting the generality of Section 5.12(d), as soon as practicable following the date hereof but, in any event, prior to the Effective Time, FirstSpartan shall take any and all action necessary to terminate the ESOP as of the Effective Time, to repay any outstanding indebtedness thereof and to allocate shares of FirstSpartan Common Stock held thereby to the participants therein in accordance with the terms thereof. No purchases of shares of FirstSpartan Common Stock shall be made thereunder after the date hereof.

5.13 Directors and Officers Protection

   BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of FirstSpartan for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in FirstSpartan's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on FirstSpartan's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify all individuals who are or have been officers, directors or employees of FirstSpartan or any FirstSpartan Subsidiary prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Certificate of Incorporation or Bylaws of FirstSpartan on the date hereof and is permitted under the DGCL and the NCBCA. BB&T shall also advance indemnifiable expenses as incurred to the extent permitted by the Certificate of Incorporation or Bylaws of FirstSpartan on the date hereof and permitted under the DGCL and the NCBCA.

5.14 Forbearances of BB&T

   Except with the prior written consent of FirstSpartan, between the date hereof and the Effective Time neither BB&T nor any BB&T Subsidiary shall take any action which would or might be expected to (i) cause the business combination contemplated hereby not to constitute a reorganization under
Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein that would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; or (iv) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

   Each of FirstSpartan and BB&T shall file (and shall cause the FirstSpartan Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or FirstSpartan, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

   BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of FirstSpartan Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Advisory Boards

   As of the Effective Time, BB&T shall offer to (i) the members of the Board of Directors and directors emeritus of FirstSpartan a seat on the BB&T Advisory Board for the Spartanburg, South Carolina area and (ii) the FirstSpartan advisory directors in Greer, South Carolina a seat on the BB&T Advisory Board for the Greer, South Carolina area. For two years following the Effective Time, the Advisory Board members appointed pursuant to this Section 5.17 and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member's fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for directors of FirstSpartan in effect on August 1, 2000. Following such two-year period, Advisory Board Members, if they continue to serve in such capacity, shall receive fees in accordance with BB&T's standard schedule of fees for service thereon as in effect from time to time. For two years after the Effective Time, no such Advisory Board member shall be prohibited from serving thereon because he or she shall have attained the maximum age for service thereon (currently age 70). Membership of any person on any Advisory Board shall be conditional upon execution of an agreement providing that such person will not engage in activities competitive with BB&T for two years following the Effective Time or, if longer, the period that he or she is a member of the Advisory Board.

5.18 Board of Directors of Branch Banking and Trust Company of South Carolina

   As of the Effective Time, Branch Banking and Trust Company of South Carolina, a South Carolina banking corporation, shall elect Billy L. Painter to its Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he is elected and qualifies. Any member of such Board of Directors who is not an employee of BB&T or any of its Affiliates shall be entitled to receive fees for service on the Board in accordance with BB&T's policies as in effect from time to time.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

6.1 Conditions Precedent--BB&T and FirstSpartan

   The respective obligations of BB&T and FirstSpartan to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

     (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the shareholders of FirstSpartan of the Agreement and the Plan of Merger;

     (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

     (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect;

     (d) None of BB&T, any of the BB&T Subsidiaries, FirstSpartan or any of the FirstSpartan Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement; and

     (e) FirstSpartan and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to FirstSpartan and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of FirstSpartan will not recognize any gain or loss to the extent that such shareholders exchange shares of FirstSpartan Common Stock for shares of BB&T Common Stock.

6.2 Conditions Precedent--FirstSpartan

   The obligations of FirstSpartan to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by FirstSpartan pursuant to Section 7.4:

     (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by FirstSpartan. The representations and warranties of BB&T set forth in Sections 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i), 4.4 (except as relates to qualification) and 4.7 shall be true and correct (except for inaccuracies which are de minimis). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T.

     (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (c) BB&T shall have delivered to FirstSpartan a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in

  Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b), to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (d) FirstSpartan shall have received opinions of counsel to BB&T in the form reasonably acceptable to FirstSpartan's legal counsel.

     (e) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.3 Conditions Precedent--BB&T

   The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to
Section 7.4:

     (a) All representations and warranties of FirstSpartan shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of FirstSpartan set forth in Sections 3.1, 3.2 (except as relates to qualification), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i), 3.23 and 3.24 shall be true and correct (except for inaccuracies which are de minimis). There shall not exist inaccuracies in the representations and warranties of FirstSpartan set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on FirstSpartan (evaluated without regard to the Merger).

     (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome.

     (c) FirstSpartan shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (d) FirstSpartan shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c), to the extent applicable to FirstSpartan, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on FirstSpartan (evaluated without regard to the Merger) or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (e) BB&T shall have received opinions of counsel to FirstSpartan in the form reasonably acceptable to BB&T's legal counsel.

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

                                  ARTICLE VII
                  TERMINATION, DEFAULT, WAIVER AND AMENDMENT

7.1 Termination

   This Agreement may be terminated:

     (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

     (b) At any time prior to the Effective Time, by either party hereto in writing (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) in the case of FirstSpartan and Section 6.3(a) in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

     (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

     (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 are denied, and the time period for appeals and requests for reconsideration has run.

     (e) At any time, by either party hereto in writing, if the shareholders of FirstSpartan do not approve the Agreement and the Plan of Merger at a meeting called and held for the purpose of voting thereon.

     (f) At any time following April 30, 2001 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

     (g) At any time prior to the Effective Time, by BB&T in writing, if the Board of Directors of FirstSpartan shall have withdrawn, modified, conditioned or refused to make its recommendation to the shareholders of FirstSpartan that they vote to approve this Agreement and the Plan of Merger.

7.2 Effect of Termination

   In the event this Agreement and the Plan of Merger is terminated pursuant to Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms, and no provision contained herein shall limit the ability of BB&T to exercise its rights under the BB&T Option Agreement.

7.3 Survival of Representations, Warranties and Covenants

   All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13 and 5.17); provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or FirstSpartan (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or FirstSpartan, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and FirstSpartan of the transactions contemplated herein.

7.4 Waiver

   Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the FirstSpartan shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or
(iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the FirstSpartan shareholders of this Agreement and the Plan of Merger, shall reduce either the Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

   This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and FirstSpartan, subject to the proviso to Section 7.4.

                                  ARTICLE VIII
                                 MISCELLANEOUS

8.1 Expenses

   Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by FirstSpartan.

8.2 Entire Agreement

   This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of FirstSpartan to enforce rights in Sections 5.13 and 5.17.

8.3 No Assignment

   Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

     If to FirstSpartan:

       Billy L. Painter
       First Federal Bank
       380 East Main Street
       Spartanburg, South Carolina 20604
       Telephone: 864-582-2391
       Fax:864-582-5386

     With a required copy to:

       Paul M. Aguggia
       Muldoon, Murphy & Faucette LLP
       5101 Wisconsin Avenue, N.W.
       Washington, DC 20016
       Telephone: 202-686-4917
       Fax:202-966-9409

     If to BB&T:

       Scott E. Reed
       150 South Stratford Road
       4th Floor
       Winston-Salem, North Carolina 27104
       Telephone: 336-733-3088
       Fax:336-733-2296

     With a required copy to:

       William A. Davis, II
       Womble Carlyle Sandridge & Rice, PLLC
       200 West Second Street
       Winston-Salem, North Carolina 27102
       Telephone: 336-721-3624
       Fax:336-733-8364

   Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

   FirstSpartan acknowledges that the FirstSpartan Common Stock and the FirstSpartan business and assets are unique, and that if FirstSpartan fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law, BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if FirstSpartan shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

8.6 Captions

   The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

   This Agreement and the Plan of Merger may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

   This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

                  [remainder of page intentionally left blank]

   IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T CORPORATION

                                          By: /s/ John A. Allison IV
                                          Name: John A. Allison IV
                                          Title: Chairman and Chief Executive
                                           Officer

                                          FIRSTSPARTAN FINANCIAL CORP.

                                          By: /s/ Billy L. Painter
                                          Name: Billy L. Painter
                                          Title: President and Chief Executive
                                           Officer

                                                                      APPENDIX B

                     Fairness Opinion of Trident Securities

December 5, 2000

Board of Directors
FirstSpartan Financial Corp.
380 East Main Street
Spartanburg, SC 29302

Members of the Board:

   You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the common stock, par value of $0.01 per share ("FirstSpartan Common Stock"), of FirstSpartan Financial Corp. ("FirstSpartan"), of the Exchange Ratio, as set forth in the Agreement and Plan of Reorganization dated as of September 5, 2000 (the "Agreement"), between FirstSpartan and BB&T Corporation ("BB&T").

   The Agreement provides for the merger (the "Merger") of FirstSpartan with and into BB&T. Pursuant to the Agreement, at the Effective Time (as defined in the Agreement) each outstanding share of FirstSpartan Common Stock, other than any shares held in the treasury of FirstSpartan, will be exchanged for the right to receive 1.00 share (the "Exchange Ratio") of the common stock, par value of $5.00 per share, of BB&T ("BB&T Common Stock"). Each option for the purchase of FirstSpartan Common Stock will be converted into an option for the purchase of BB&T Common Stock. The terms and conditions of the Merger are more fully set forth in the Agreement.

   Trident Securities, a division of McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   We have acted as FirstSpartan's financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

     (i) Reviewed FirstSpartan's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended June 30, 2000, June 30, 1999 and June 30, 1998, including the audited financial statements contained therein and FirstSpartan's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

     (ii) Reviewed BB&T's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1999, December 31, 1998 and December 31, 1997, including the audited financial statements contained therein, and BB&T's Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     (iii) Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of FirstSpartan and BB&T provided to us or publicly available;

     (iv) Participated in meetings and telephone conferences with members of senior management of FirstSpartan and BB&T concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

     (v) Reviewed certain stock market information for FirstSpartan Common Stock and BB&T Common Stock, and compared it with similar information for certain companies, the securities of which are publicly traded;

     (vi) Compared the results of operations and financial condition of FirstSpartan and BB&T with that of certain companies, which we deemed to be relevant for purposes of this opinion;

     (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions, which we deemed to be relevant for purposes of this opinion;

     (viii) Reviewed the Agreement dated September 5, 2000 and certain related documents; and

     (ix) Performed such other reviews and analyses as we have deemed appropriate.

   In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of FirstSpartan and BB&T contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either FirstSpartan or BB&T, nor have we made or obtained or been furnished with any independent valuation or appraisal of any such assets, properties or facilities or any of the liabilities of either FirstSpartan or BB&T. With respect to financial forecasts used in our analysis, we have assumed that such forecasts reflect the best currently available estimates and judgements of the management of FirstSpartan and BB&T, as to the future performance of FirstSpartan, BB&T, and FirstSpartan and BB&T combined, as the case may be. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, including the tax-free treatment of the Merger to the holders of FirstSpartan Common Stock, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

   We will receive a fee for our services as financial advisor to FirstSpartan and for rendering this opinion, a substantial portion of which is contingent upon closing of the Merger. In the past, we have also provided certain other investment banking services for FirstSpartan and BB&T and have received compensation for such services.

   In the ordinary course of business, we may actively trade securities of FirstSpartan and BB&T for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities.

   This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio to be received by the holders of FirstSpartan Common Stock, and does not address the underlying business decision of FirstSpartan's Board of Directors to effect the Merger, does not compare or discuss the relative merits of any other terms of the Merger, and does not constitute a recommendation to any FirstSpartan shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of FirstSpartan Common Stock or BB&T Common Stock may be at the Effective Time of the Merger or as to the prospects of FirstSpartan's business or BB&T's business.

   This opinion is directed to the Board of Directors of FirstSpartan and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent. Notwithstanding the foregoing, this opinion may be included in the proxy statement to be mailed to the holders of FirstSpartan Common Stock in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement, will be in form reasonably acceptable to us and our counsel.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of FirstSpartan Common Stock from a financial point of view.

                                          Very truly yours,

                                          TRIDENT SECURITIES
                                          A Division of McDonald Investments
                                           Inc.


                                          By: /s/
                                             ----------------------------------
                                          Name:
                                               --------------------------------
                                          Title:
                                                -------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

   The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

   The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

   The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

   Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

   (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit No. Description
 ----------- -----------
  2          Agreement and Plan of Reorganization dated as of September 5,
             2000, between BB&T Corporation and FirstSpartan Financial Corp.
             (included as Appendix A to the Proxy Statement/Prospectus)

  4(a)       Articles of Amendment to Amended and Restated Articles of
             Incorporation of the Registrant related to Junior Participating
             Preferred Stock (Incorporated herein by reference to Exhibit 3(a)
             to the Registrant's Annual Report on Form 10-K filed March 17,
             1997)

  4(b)       Rights Agreement dated as of December 17, 1996 between the
             Registrant and Branch Banking and Trust Company, Rights Agent
             (Incorporated herein by reference to Exhibit 1 to the Registrant's
             Form 8-A filed January 10, 1997)

  4(c)       Subordinated Indenture (including Form of Subordinated Debt
             Security) between the Registrant and State Street Bank and Trust
             Company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(d) to Registration No. 333-02899)

  4(d) Senior Indenture (including Form of Senior Debt Security) between the Registrant and State Street Bank and Trust company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(c) to Registration No. 333-02899)

  5          Opinion of Womble Carlyle Sandridge & Rice, PLLC

  8          Opinion of Womble Carlyle Sandridge & Rice, PLLC

 23(a)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 5)

 23(b)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 8)

 23(c)       Consent of Arthur Andersen LLP

 23(d)       Consent of Deloitte & Touche LLP

 23(e)       Consent of Trident Securities, a division of McDonald Investments,
             Inc. (included in Appendix B to the Proxy Statement/Prospectus)

 24          Power of Attorney*

 99(a)       Form of FirstSpartan Financial Corp. Proxy Card

 99(b)       Option Agreement dated as of September 5, 2000 between BB&T
             Corporation and FirstSpartan Financial Corp.*

--------

*  Previously filed

   (b) Financial statement schedules: Not applicable.

   (c) Reports, opinion or appraisals: The opinion of Trident Securities, a division of McDonald Investments, Inc., is included as Appendix B to the Proxy Statement/Prospectus.

Item 22. Undertakings

   A. The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on December 5, 2000.

                                          BB&T CORPORATION

                                          By:   /s/ Jerone C. Herring
                                          Name: Jerone C. Herring
                                          Title: Executive Vice President and
                                           Secretary

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on December 5, 2000.

    /s/ John A. Allison*
_____________________________________
Name: John A. Allison, IV
Title: Chairman of the Board and
       Chief Executive Officer
       (principal executive officer)

    /s/ Sherry A. Kellett*
_____________________________________
Name: Sherry A. Kellett
Title: Executive Vice President and
       Controller (principal
       accounting officer)

    /s/ Nelle Ratrie Chilton*
_____________________________________
Name: Nelle Ratrie Chilton
Title: Director

    /s/ W. R. Cuthbertson, Jr.*
_____________________________________
Name: W. R. Cuthbertson, Jr.
Title: Director

    /s/ A. J. Dooley, Sr.*
_____________________________________
Name: A. J. Dooley, Sr.
Title: Director

    /s/ Paul S. Goldsmith*
_____________________________________
Name: Paul S. Goldsmith
Title: Director

    /s/ Jane P. Helm*
_____________________________________
Name: Jane P. Helm
Title: Director

    /s/ J. Ernest Lathem, M.D.*
_____________________________________
Name: J. Ernest Lathem, M.D.
Title: Director

    /s/ Scott E. Reed*
_____________________________________
Name: Scott E. Reed
Title: Senior Executive Vice
       President and Chief Financial
       Officer (principal financial
       officer)

    /s/ Paul B. Barringer*
_____________________________________
Name: Paul B. Barringer
Title: Director

    /s/ Alfred E. Cleveland*
_____________________________________
Name: Alfred E. Cleveland
Title: Director

    /s/ Ronald E. Deal*
_____________________________________
Name: Ronald E. Deal
Title: Director


_____________________________________
Name: Tom D. Efird
Title: Director

    /s/ L. Vincent Hackley*
_____________________________________
Name: L. Vincent Hackley
Title: Director

    /s/ Richard Janeway, M.D.*
_____________________________________
Name: Richard Janeway, M.D.
Title: Director

    /s/ James H. Maynard*
_____________________________________
Name: James H. Maynard
Title:  Director

    /s/ Joseph A. McAleer, Jr.*
_____________________________________
Name: Joseph A. McAleer, Jr.
Title:  Director

    /s/ J. Holmes Morrison*
_____________________________________
Name: J. Holmes Morrison
Title:  Director

    /s/ C. Edward Pleasants*
_____________________________________
Name: C. Edward Pleasants
Title:  Director

    /s/ E. Rhone Sasser*
_____________________________________
Name: E. Rhone Sasser
Title:  Director

    /s/ Harold B. Wells*
_____________________________________
Name: Harold B. Wells
Title:  Director

    /s/ Jerone C. Herring
*By: ________________________________
    Jerone C. Herring
    Attorney-in-Fact

    /s/ Albert O. McCauley*
_____________________________________
Name: Albert O. McCauley
Title:  Director

    /s/ Richard L. Player, Jr.*
_____________________________________
Name: Richard L. Player, Jr.
Title:  Director

    /s/ Nido R. Qubein*
_____________________________________
Name: Nido R. Qubein
Title:  Director

    /s/ Jack E. Shaw*
_____________________________________
Name: Jack E. Shaw
Title:  Director